BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, B.C.
V6J 1Z2

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED MARCH 31, 2015

June 23, 2015

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Forward Looking Statements	1
Currency	4
Glossary	4
CORPORATE STRUCTURE	5
INTERCORPORATE RELATIONSHIPS	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
Soy	9
Pea	11
Canola	12
DESCRIPTION OF THE BUSINESS	13
Functional Value	13
Nutritional Value	13
Soy	14
Soy Protein	15
CLARISOY™	16
Soy Protein Production	19
Pea	20
Peazazz®	20
Canola	22
Canola Protein	23
Puratein®	24
Supertein®	24
Nutratein®	25
Research and Development	25
Objectives	26
Marketing Strategies	27
Plant Protein	28
Soy Protein	30
Pea Protein	31
Canola Protein	31
Intellectual Property	32
Patents	32
Granted U.S. Patents	33
Soy	33
Canola	33

(i)

Flax	34
Patent Strategy	34
Trade-marks	35
Facilities	35
Personnel	35
Competitive Conditions	36
Environmental Matters	38
Regulatory Approval For Marketing CLARISOY™	38
Regulatory Approval For Marketing Peazazz®	39
Obtaining Regulatory Approval For Marketing Puratein®, Supertein® and Nutratein®	40
United States	40
Puratein® and Supertein®	40
Nutratein®	43
Human Food	43
Animal Feed	44
Europe	44
Puratein® and Supertein®	44
Canada	45
Puratein®, Supertein® & Nutratein®	45
Nutratein®	46
Animal Feed	46
Estimated Timelines	47
Risk Factors	47
Patents and Proprietary Rights	47
Protection of Intellectual Property is Expensive	48
The Timeline for Development and Commercialization of New Food Products Can Be Long	50
Burcon Has a History of Net Losses and Negative Operating Cash Flow and May Never Achieve Profitability	50
Market Conditions	51
Financing Requirements	51
Product and Market Related Risks	52
Consumer Acceptance	52
Government Regulatory Approval	53
Rapid Technological Change	53
Significant Competition	53
Lack of Commercial Manufacturing Experience	54
Ability to Hire and Retain Key Personnel	54
Reliance on Key Personnel	54
Product Liability	54
DIVIDEND RECORD AND POLICY	55

(ii)

DESCRIPTION OF CAPITAL STRUCTURE	55
MARKET FOR SECURITIES	55
PRIOR SALES	56
Options	57
DIRECTORS AND OFFICERS	57
Directors and Officers	57
Committees	62
Aggregate Ownership of Securities	62
Biographies of Directors and Officers	63
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	67
Conflicts of Interest	69
TRANSFER AGENTS AND REGISTRARS	69
MATERIAL CONTRACTS	69
License and Production Agreement with ADM	69
INTERESTS OF EXPERTS	71
AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110	71
Composition of the Audit Committee	71
Audit Committee Oversight	72
Pre-Approval Policies and Procedures	72
External Auditor Service Fees	72
ADDITIONAL INFORMATION	73
GLOSSARY	74
SCHEDULE "A"	76
AUDIT COMMITTEE CHARTER	76

(iii)

PRELIMINARY NOTES

Effective Date of Information

All information in this Annual Information Form ("AIF") is as of March 31, 2015 unless otherwise indicated.

Forward Looking Statements

This AIF contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this AIF the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•	continued development of the Company's products and business;

•	the Company's growth strategy;

•	production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

•	marketing strategies for the Company's soy, pea and canola proteins;

•	development of commercial applications for soy, pea and canola protein proteins;

•	ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

•	construction of production facilities;

•	future protection of intellectual property and improvements to existing processes and products;

•	regulatory approvals;

•	input and other costs; and

•	liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

•	the Company's ability to obtain required regulatory approvals;

•	the Company's or its licensing partner's ability to generate new sales;

•	the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

•	the Company's ability to control costs;

•	the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

•	market acceptance and demand for the Company's products;

•	the successful execution of the Company's business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this AIF, including, but not limited to:

•	the condition of the global economy;

•	market acceptance of the Company's products;

•	changes in product pricing;

•	changes in the Company's customers' requirements, the competitive environment and related market conditions;

•	product development delays;

•	changes in the availability or price of labour and supplies;

•	the Company's ability to attract and retain business partners, suppliers, employees and customers;

•	changing food or feed ingredient industry regulations;

•	the regulatory regime;

•	the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

•	the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this AIF by the foregoing cautionary statements.

Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risk Factors" beginning on page 47.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Glossary

Certain terms used herein are defined in the attached Glossary.

CORPORATE STRUCTURE

Burcon NutraScience Corporation ("Burcon" or the "Company") was incorporated under the Business Corporations Act (Yukon) on November 3, 1998 under the name "Burcon Capital Corp." and extra-provincially registered in British Columbia on February 5, 1999. Burcon changed its name to "Burcon NutraScience Corporation" on October 18, 1999. The head office of Burcon is located at 1946 West Broadway, Vancouver, B.C., V6J 1Z2. The registered office of Burcon is located at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2.

INTERCORPORATE RELATIONSHIPS

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience (MB) Corp. ("Burcon-MB") which was incorporated under the Corporations Act (Manitoba) on February 28, 1992 under the name B.M.W. Canola Inc. Its name was changed to Burcon NutraScience (MB) Corp. on May 30, 2000.

GENERAL DEVELOPMENT OF THE BUSINESS

Burcon was formed in November 1998 as a venture capital pool corporation whose principal business was to identify and evaluate assets, properties or businesses for acquisition. On October 8, 1999 Burcon acquired Burcon-MB.

Since October 1999, Burcon has raised gross proceeds of approximately $65.9 million through the sale of equity securities on both a public and private basis, the exercise of stock options and share purchase warrants, as well as through rights offerings to existing shareholders. This capital has been used, and will continue to be used, to fund research, development, regulatory recognition and commercialization of Burcon’s patented and patent-pending protein extraction and purification technologies. Burcon’s technologies not only enable the production of plant proteins and protein isolates but also relate to applications of the proteins produced therefrom into products, including food and beverages.

Burcon’s common shares were listed on the Toronto Stock Exchange (the “TSX”) in June 2009. Prior thereto, Burcon’s common shares were listed on the TSX Venture Exchange (the“TSXV”). On October 27, 2011, Burcon’s common shares commenced trading on The NASDAQ Global Market (“NASDAQ”) under the symbol “BUR”. The Company’s common shares are also listed on the Frankfurt Stock Exchange under the symbol “BNE”.

On November 23, 2012, Burcon completed a public offering of 1,437,500 common shares at $4.00 per common share for total gross proceeds of $5.75 million. The agents received a cash commission of 6% of the gross proceeds and compensation options entitling the agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the offering). Each compensation option was exercisable to acquire one common share of the Company at an exercise price of $4.00 per share at any time before and including May 23, 2014. The compensation options were not exercised by the agents and lapsed on May 23, 2014.

On February 7, 2014, Burcon announced that it would be offering rights (the “2014 Rights Offering”) to holders of its common shares of record at the close of business on February 19, 2014 (the “2014 Record Date”). Pursuant to the 2014 Rights Offering, each holder of common shares on the 2014 Record Date received one transferable right for each common share held. Every 17 rights entitled a holder to purchase one common share at a price of $2.82 per share. On April 3, 2014, Burcon announced that it had completed the Rights Offering. The 2014 Rights Offering was fully subscribed and Burcon issued 1,860,276 common shares at a price of $2.82 per common share for aggregate gross proceeds to Burcon of $5,245,978.

Each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") acted as guarantors of the 2014 Rights Offering, having agreed to purchase from Burcon such number of common shares available to be purchased, but not otherwise subscribed for, that would result in a minimum of 930,138 common shares being issued under the 2014 Rights Offering (the "2014 Standby Commitment"). As the 2014 Rights Offering was over-subscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the 2014 Standby Commitment. However, to Burcon's knowledge, each of ITC, E-Concept and I-Global did exercise its basic subscription privilege under the 2014 Rights Offering in order to maintain its respective proportionate ownership interest in Burcon.

As compensation for providing the 2014 Standby Commitment, each of ITC, E-Concept and I-Global received non-transferrable common share purchase warrants (the "2014 Standby Warrants") entitling ITC to acquire up to 118,918 common shares, E-Concept to acquire up to 62,459 common shares and I-Global to acquire up to 51,157 common shares. The exercise price under the 2014 Standby Warrants is $2.82 per Common Share. The 2014 Standby Warrants will expire two years after the closing of the 2014 Rights Offering, being April 2, 2016. In accordance with the policies of the TSX, the issuance of the 2014 Standby Warrants by each of ITC, E-Concept and I-Global was subject to shareholder approval. Shareholder approval was received at Burcon's annual and special meeting held on September 10, 2014. Pursuant to the terms of the warrant certificates representing the 2014 Standby Warrants, the exercise price and number of shares purchasable pursuant to the 2014 Standby Warrants must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2015 Rights Offering (as defined below), the 2014 Standby Warrants were adjusted effective immediately after the 2015 Record Date (as defined below). After the adjustment, the 2014 Standby Warrants entitles ITC to acquire up to 120,629 common shares, E-Concept to acquire up to 63,358 common shares and I-Global to acquire up to 51,893 common shares at the exercise price of $2.78 per common share.

On January 22, 2015, Burcon announced that it closed a non-brokered private placement of 660,000 common shares at a price of U.S.$2.50 per share for gross proceeds of U.S.$1,650,000 (the “Placement”). The common shares sold in the Placement were subject to a four month hold period which, under applicable Canadian securities laws, expired on May 23, 2015.

On March 23, 2015, Burcon announced that it would be offering rights (the “2015 Rights Offering”) to holders of its common shares of record at the close of business on April 2, 2015 (the “2015 Record Date”). Pursuant to the 2015 Rights Offering, each holder of common shares on the 2015 Record Date received one transferable right for each common share held. Every 22 rights entitled a holder to purchase one common share at a price of $2.26 per share. Subsequent to fiscal year end 2015, Burcon announced on May 1, 2015 that it had completed the Rights Offering. The 2015 Rights Offering was fully subscribed and Burcon issued 1,552,044 common shares at a price of $2.26 per common share for aggregate gross proceeds to Burcon of $3,507,619.

Each of ITC, E-Concept and I-Global acted as guarantors of the 2015 Rights Offering, having agreed to purchase from Burcon such number of common shares available to be purchased, but not otherwise subscribed for, that would result in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering (the "2015 Standby Commitment"). As the 2015 Rights Offering was oversubscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the 2015 Standby Commitment. However, to Burcon's knowledge, each of ITC, E-Concept and I-Global did exercise its basic subscription privilege under the 2015 Rights Offering in order to maintain its respective proportionate ownership interest in Burcon.

As compensation for providing the 2015 Standby Commitment, each of ITC, E-Concept and I-Global has received non-transferrable common share purchase warrants (the "2015 Standby Warrants") entitling ITC to acquire up to 198,429 common shares, E-Concept to acquire up to 104,220 common shares and I-Global to acquire up to 85,362 common shares. The exercise price under the 2015 Standby Warrants is $2.26 per common share. The 2015 Standby Warrants will expire two years after the closing of the 2015 Rights Offering, being April 30, 2017. In accordance with the policies of the TSX, the issuance of the 2015 Standby Warrants by each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held around September 2015.

The Company’s fiscal year end is March 31. During fiscal years 2013 to 2015, Burcon raised a total of $13.2 million in capital as follows:

•	In November 2012, Burcon completed a short form prospectus offering and raised gross proceeds of $5.75 million as described above.

•	During fiscal 2013, Burcon raised $273,901 through the exercise of options by directors, officers and employees.

•	In April 2014, Burcon completed the 2014 Rights Offering and raised gross proceeds of $5.25 million as described above.

•	In January 2015, Burcon completed the Placement and raised gross proceeds of $2 million as described above.

Subsequent to fiscal 2015, the Company completed the 2015 Rights Offering and raised gross proceeds of $3.5 million as described above.

The proceeds raised from the public offering, exercise of options and rights offerings described above have been used and will continue to be used to:

•	further develop Burcon’s protein extraction and purification technologies and pursue new related products;

•	pursue and develop new applications from the functional attributes of Burcon’s proteins;

•	fund Burcon’s patent activities;

•	fund the activities associated with Burcon’s obligations under the License and Production Agreement with ADM, for the commercialization of Burcon’s CLARISOY™ soy protein;

•	supporting ADM in connection with its commercialization of CLARISOY™ soy protein;

•	fund the activities associated with identifying, negotiating terms and securing a strategic alliance for the commercialization of Burcon’s Peazazz® pea protein;

•	fund the activities associated with efforts relating to identifying a strategic partner for the commercialization of Burcon’s canola protein isolates;

•	fund the design, engineering and construction of an initial semi-works facility for the commercial production of Peazazz® pea protein; and

•	provide general working capital.

Soy

Soy protein isolate is used as a functional ingredient or fortifier in a wide variety of food products including protein shakes, power bars, soups and sauces, meats and meat analogs, and breads and baked goods. In addition to enhancing the protein content of foods, soy protein isolates are used by food manufacturers for their functional applications. These applications include the ability to emulsify, whip, bind and add viscosity to foods. See "Description of the Business".

Burcon has developed technologies to extract and purify soy protein from a variety of soy materials. These technologies encompass various processes to produce a soy protein which Burcon has branded as "CLARISOY™". One process for producing CLARISOY™ soy protein results in a unique soy protein which is 100% soluble and transparent in applications with a pH of 4.0 and below. ADM has branded this soy protein as CLARISOY™ 100. CLARISOY™ 100 is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers. Unique to any other proteins on the market, CLARISOY™ 100 is the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems. Potential beverage applications for CLARISOY™ 100 include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powdered beverage mixes, fruit juice blends and fortified waters.

Another process for producing CLARISOY™ soy protein allows for the production of a soy protein specifically processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. ADM has branded this soy protein CLARISOY™ 150. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement, weight management products and in numerous non-beverage applications such as foods and nutritional products.

On March 4, 2011, Burcon, Burcon-MB and ADM entered into the License and Production Agreement for the worldwide, exclusive production, marketing and sale by ADM of soy protein products using Burcon’s CLARISOY™ soy proteintechnology. See “Material Contracts”.

On June 18, 2012, Burcon announced that ADM had constructed and was operating a commercial-scale production plant in Decatur, Illinois to produce CLARISOY™ 100, the first product to launch in ADM’s line of CLARISOY™ soy proteins.

On June 26, 2012, Burcon announced that ADM would launch CLARISOY™ 150, the first extension of the CLARISOY™ product line at the opening of the 2012 Institute of Food Technologists Annual Meeting and Food Expo (“IFT Expo”) in Las Vegas on June 26, 2012.

On October 22, 2012, Burcon announced that ADM earned the Best Beverage Ingredient Concept prize for CLARISOY™ soy protein at the 2012 InterBev Awards ceremony in Las Vegas, Nevada.

On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM.

On August 13, 2013, Burcon announced that the Canadian Institute of Food Science and Technology recognized the development and introduction of CLARISOY™ as a “significant innovation” with its 2013 Food Innovation Award, and highlighted CLARISOY™ as the world’s first vegetable-based protein that offers clarity and high quality protein nutrition in low pH food systems. Burcon also announced that ADM launched CLARISOY™ 120 in a powdered mix prototype called “Pineapple Shakeup” at the IFT Expo in July 2013. CLARISOY™ 120 is designed for powdered drinks and drink mixes allowing for easy and rapid dispersibility when added to a liquid.

On March 6, 2014, Burcon announced that it received written notice from ADM that ADM intends to expand to full-commercial scale production of CLARISOY™ soy protein pursuant to the License and Production Agreement. ADM’s intention to expand commercial production of CLARISOY™ ensures that its production capacity meets the required obligations under the License and Production Agreement to retain its exclusive license for CLARISOY™.

On June 23, 2014, Burcon announced that ADM would be demonstrating CLARISOY™ 170, the newest product in the CLARISOY™ portfolio, at the 2014 IFT Expo in New Orleans. CLARISOY™ 170 is formulated to be ideal for dairy protein replacement, which could include neutral beverage applications with pH of 7.0 or higher.

Since March 2013 to the date of this AIF, Burcon has been granted nine U.S. patents covering its soy protein composition and extraction and purification processes. In February 2014, Burcon announced that it had received a notice of allowance from the U.S. Patent and Trademark Office for a patent application covering composition of matter claims for CLARISOY™. This patent application issued as a U.S. patent on April 8, 2014.

Pea

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including: snacks and cereals; diet products (high protein foods); gluten-free and vegetarian and vegan foods as well as in nutritional supplements such as meal replacement shakes.

In November 2011, Burcon announced that it had developed a novel pea protein which it has branded as “Peazazz®”. Peazazz® is 100% soluble and transparent in low pH solutions with clean flavour characteristics. It is heat stable permitting hot fill applications. See “Description of the Business”.

Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize Peazazz® and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner were ongoing, the exclusivity period had lapsed and, Burcon would pursue additional routes-to-market for its Peazazz® pea protein.

On August 20, 2012, Burcon announced that it had entered into a non-binding letter of intent with a commercial partner that detailed the intention of the two parties to enter into a strategic partnership for the worldwide commercial production, marketing and sale of Burcon’s Peazazz® pea protein.

On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at small commercial scale in Winnipeg, Manitoba to provide market development quantities to customers for product and market development activities. At the same time, Burcon announced that it had formally requested to terminate the non-binding letter of intent that it had signed in August 2012 with the potential commercial partner. The termination of the letter of intent terminated the requirement that Burcon negotiate exclusively with that potential partner.

On June 25, 2013, Burcon announced that it had completed, on schedule, the construction of its new semi-works plant in Winnipeg for Peazazz®. The Peazazz® semi-works plant utilizes commercial-scale equipment capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale, real world market evaluations of Peazazz® in their consumer products.

In July 2013, Burcon officially launched Peazazz® pea protein at the 2013 IFT Expo. Burcon demonstrated two products: Peach Mango Rhythm, made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250ml serving and Vanilla Jazz, a neutral pH milk-style beverage with a faint hint of vanilla flavoring, fortified with vitamins and minerals and five grams of Peazazz® pea protein per 250ml serving.

On August 23, 2013, Burcon announced that the startup and commissioning of the Peazazz® pea protein semi-works plant had been completed, allowing it to begin producing sample quantities for shipment to interested parties who had signed material transfer agreements (“MTAs”) with Burcon. While the new semi-works plant utilizes commercial-scale equipment, it is only used to produce the amounts of Peazazz® needed for targeted market development activities with certain prospective customers. By functioning as a model for potential manufacturing partners to emulate, the plant can also ultimately shorten their time-to-market. During fiscal 2014 and 2015, Burcon entered into a number of MTAs with parties interested in Peazazz®. Such parties include major food and beverage makers, suppliers and potential industry production and sales partners. Since August 2013, Burcon has shipped samples of Peazazz® pea protein to various key potential multinational production and/or distribution partners and undertook applications work in response to requests from certain potential commercialization partners. During fiscal 2015, Burcon advanced discussions with a select group of multi-national food ingredient providers about a royalty or a joint operations agreement for Peazazz®. As of the date of this AIF, discussions are still on-going with these parties.

Canola

Burcon’s technologies allow it to extract and purify three types of canola protein isolates from canola meal, a co-product (together with canola oil) of the canola seed crushing industry. Burcon has branded these protein isolates under the trade names "Puratein®", "Supertein®" and “Nutratein®”.

The goal of Burcon’s research is to develop its patented and patent-pending processes to utilize inexpensive oilseed meals, such as canola meal, for the production of purified plant proteins that exhibit nutritional, functional or nutraceutical profiles. Burcon expects that Puratein® canola protein isolate and Supertein® canola protein isolate will participate and compete with soy, dairy, and egg proteins in the expanding global protein ingredient market, with potential uses in prepared foods, nutritional supplements and personal care products. Nutratein® is expected to initially participate as a protein ingredient in the animal feed and nutrition industries.

During fiscal 2015, Burcon’s key focus was on its soy and pea protein commercialization efforts. However, Burcon continued to work on securing interest from potential partners to establish the commercial value of all three of these canola proteins. In the case of Puratein® and Supertein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. In the case of Nutratein® canola protein isolate, Burcon continues to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® canola protein isolate to replace or partially replace dairy protein in certain high-value animal feed applications.

DESCRIPTION OF THE BUSINESS

The protein ingredient industry continues to experience rapid growth, with plant proteins in particular experiencing high demand. This increase in demand for plant proteins is fuelled in part by scientific advances, changing demographics as well as by the public’s changing perception of the safety of animal-based products. External issues such as melamine tampering/contamination, mad cow disease, E. coli, swine flu, avian flu and the growing use of antibiotics in animal production, as well as demographic trends are all combining to produce significant demand for plant proteins.

Two major attributes are relevant to the commercial value of protein as an ingredient: functional value and nutritional value.

Functional Value

Proteins possess a wide range of attributes essential to the structure and textural integrity of food products. These relevant properties include: solubility, viscosity, water-binding, gelation, cohesion, adhesion, elasticity, emulsification, foaming, whipping, fat-binding, film forming and flavour-enhancing qualities.

In weighing the commercial potential of any protein ingredient, functional utility is at least as important as nutritional value. For example, although the nutritional value of wheat protein is comparatively low, (the Protein Digestibility Corrected Amino Acid Score (“PDCAAS”) of whole wheat is 0.40, , only wheat protein—called gluten—will make a traditional loaf of bread. Thus, the functionality of wheat protein makes it a staple in the North American diet. At the top end of the functional scale, egg white protein will whip, coagulate, and form films. Such functional versatility makes egg white one of the most valuable food proteins. Certain of Burcon’s proteins can be made to mimic many of egg’s functions, and in certain instances can outperform egg.

Nutritional Value

Proteins are organic compounds made up of carbon, hydrogen, oxygen and nitrogen. It is the presence of the nitrogen that sets proteins apart from other nutrients. Nitrogen is essential to human life, but since we have no other source of nitrogen—unlike plants, we are unable to absorb it as a nutrient from the ground—one of the most important roles of dietary protein is to bring nitrogen into the body.

Proteins are made up of sub-units called amino acids. There are twenty dietary amino acids, typically subdivided into two categories: non-essential amino acids, which can be made within the body, and essential amino acids which must come from diet.

Amino acids supplied from dietary protein are needed for synthesis of body proteins in muscle, organs, bone and skin, and for synthesis of enzymes, certain hormones, antibodies and a host of bodily processes.

The essential amino acids are lysine, methionine + cysteine, threonine, tryptophan, leucine, isoleucine, valine, phenylalanine, arginine and histidine (adults do not require a dietary supply of arginine).

A diet deficient in one or more of the essential amino acids impairs growth in children, causes adults to lose muscle mass, and lowers the body's resistance to a variety of diseases. Extreme protein deficiency can be a cause of death. An adequate daily supply of high-quality protein is essential to optimal growth and health.

The nutritional supplements industry has seen rapid growth in the use of protein ingredients over the past ten years. Protein bars, once consumed only by endurance athletes, are now widely available and protein-rich meal-replacement products and dietary supplements have become supermarket staples and are sold in large quantities through all the major multi-level marketing companies. Protein supplements are also increasingly and successfully being promoted to the expanding market of geriatric consumers. Potential nutritional applications for protein isolates include power shakes, protein bars, protein powders and any other concentrated protein supplement.

Soy

The soybean had its beginnings in China. Chinese historical documents suggest that soybeans have been a diet staple in Asia since the 11th Century BC. According to the Soyfoods Association of North America, the soybean was introduced to North America around the 1760s. Today, soybeans are grown in many parts of the world with the United States being the largest producer of this crop, followed by Brazil, Argentina and China. The United States Department of Agriculture (“USDA”) notes that the forecasted value of U.S. soybean production in 2014 was approximately US$40.3 ‡ billion, which represented the second-highest value among U.S. produced crops, behind corn. Production of soybeans continues to grow in the United States. U.S. soybean farmers planted approximately 83.7 million acres‡§ of soy in 2014, which represented approximately 9% increase from 2013. The USDA Foreign Agricultural Service estimated that approximately 317.2 ‡ million metric tons of soybeans were produced during 2014/2015, with U.S. production accounting for approximately 108‡ million metric tons or 34%.

_______________________

‡ Source: United States Department of Agriculture website.
§ Source: www.soystats.com

Soybeans are similar in size and colour to peas and are primarily cultivated for their oil and protein. Soybeans are the largest single source of edible oil and accounted for approximately 59%§ of the world’s total oilseed production in 2014. In addition to being a source of oil and protein, soybean meal is used in animal feed for the production of meat and eggs. Soy flour is used in the commercial baking industry while soy hulls are processed to make breads, cereal and snacks.

Each soybean is comprised of approximately 40% protein, 35% carbohydrate (including fiber), 20% oil, and 5% ash.

Soy Protein

Commercially sold soy protein is available in predominantly three forms: soy flour, soy concentrates and soy protein isolates. After cracking and dehulling the soybean, soy processors roll them into flakes. Oil from the soybean flakes is removed and then the flakes are dried. The defatted flakes are then further processed into soy protein.

Soy protein isolate is the purest of the three forms of soy protein and contains over 90% protein, on a moisture free basis. Soy protein isolates are relatively neutral in flavour and odour and are used primarily by the food industry. Today, soy protein isolate is used in a variety of food applications, including as a protein replacement for dairy proteins in food or in products such as protein shakes, power bars, soups and sauces, meat analogs, breads and baked goods. Soy protein isolates are desired by food manufacturers for their functional applications. These applications include the ability to emulsify, whip, bind and add viscosity to foods.

In addition to its functional attributes, soy protein isolate provides nutritional enhancement to foods. Soy protein contains all the essential amino acids required for human nutrition.

Numerous studies have been conducted on the health benefits of soy protein. In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease. Food manufacturers may label foods containing soy protein by stating that "Diets low in saturated fat and cholesterol that include 25 grams of soy protein daily may reduce the risk of heart disease. One serving of (name of food) provides __ grams of soy protein." To qualify for the claim, the food must contain per serving:

__________________________________

§ Source: www.soystats.com

•	6.25 grams of soy protein;

•	low fat (less than 3 grams);

•	low in saturated fat (less than 1 gram);

•	low in cholesterol (less than 20 milligrams); and

•	sodium value of less than 480 milligrams for individual foods, less than 720 milligrams if considered a main dish, and less than 960 milligrams if considered a meal.

In March 2015, after a meta-analysis of scientific studies, Health Canada’s Food Directorate concluded that scientific evidence exists to support a health claim about soy protein and blood cholesterol lowering. The evidence supports a direction of effect towards a reduction in total and LDL cholesterol levels when soy protein is consumed. Foods containing soy protein may state on its label, “[Serving size] of (brand name) [name of food] supplies/provides X% of the daily amount of soy protein shown to help reduce/lower cholesterol.” The daily amount referred to is 25 grams of soy protein. For example, “150g of tofu supplies 70% of the daily amount of soy protein shown to help lower cholesterol”.

The quest for healthier lifestyles has led consumers to search for healthier alternatives to animal protein. The FDA’s and Health Canada’s approval of a health claim for soy protein has fuelled or is expected to fuel (in the case of the Health Canada food labeling approval) soy protein’s increasing popularity and general acceptance among consumers. These factors, along with the desire by consumers for food producers to find eco-friendly ways to produce food for humans, are expected to sustain market demand for soy protein isolates. Burcon intends to participate in this growing market through its CLARISOY™ soy protein.

CLARISOY™

In November 2008, Burcon announced that it had developed a soy protein which it branded as CLARISOY™. Burcon has developed technologies to extract and purify soy protein from a variety of soy materials. These technologies encompass various processes to produce CLARISOY™ soy protein. One process for producing CLARISOY™ soy protein results in a soy protein that is 100% soluble, transparent and heat stable in applications with a pH of 4.0 and below. ADM has branded this soy protein as CLARISOY™ 100. CLARISOY™ 100 is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers. Unique to any other proteins on the market, CLARISOY™ 100 is the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems. Potential beverage applications for CLARISOY™ 100 include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powdered beverage mixes, fruit juice blends and fortified waters.

Another process for producing CLARISOY™ soy protein allows for the production of a soy protein specifically processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. ADM has branded this soy protein CLARISOY™ 150. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement, weight management products and in numerous non-beverage applications such as foods and nutritional products.

ADM launched CLARISOY™ 120 in a powdered mix prototype called “Pineapple Shakeup” at the IFT Expo in July 2013. CLARISOY™ 120 is designed for powdered drinks and drink mixes allowing for easy and rapid dispersibility when added to a liquid.

ADM also launched CLARISOY™ 170, at the 2014 IFT Expo in New Orleans. CLARISOY™ 170 is formulated to be ideal for dairy protein replacement, which could include neutral beverage applications with pH of 7.0 or higher.

The following is a table showing the CLARISOY™ product lines marketed by ADM as of the date of this AIF:

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 100	High viscosity	Yes	Low pH beverage systems
CLARISOY™ 110	Low viscosity	Yes	Low pH shots High protein meal replacement beverages Collagen replacement
CLARISOY™ 120	Agglomerated High viscosity	Yes	Powdered Low Protein

Product Line	Product Characteristics	Transparent	Applications
Low pH beverages
CLARISOY™ 150	High viscosity	No	Low pH beverage systems Coffee creamers
CLARISOY™ 170	High viscosity	No	Neutral pH for dairy protein replacement
CLARISOY™ 180	Low viscosity	No	Neutral pH for high protein replacement beverages

Based on the recommendations of the Joint Expert Consultation of the Food and Agricultural Organization ("FAO") and World Health Organization ("WHO") in 1989, the FDA and the FAO/WHO adopted in 1993 the PDCAAS as the preferred method for measuring the quality of a protein based on the amino acid requirements of humans. The PDCAAS method for evaluating protein quality is based on the needs of humans. The quality of a protein is based on the amino acid requirements of a 2 to 5 year old child, which is considered to be the most nutritionally demanding age group, other than infants. After adjusting for digestibility, the protein quality rankings of a specific protein evaluated under the PDCAAS method are compared to a standard amino acid profile with the highest possible score being a 1.0. A PDCAAS score of 1.0 means that, after digestion of the protein, it provides 100% or more of all the essential amino acids required. Proteins with a PDCAAS of 1.0 include egg and cow’s milk.

The PDCAAS scoring system has since been updated by the FAO/WHO/United Nations University ("UNU") in 2002, altering the reference amount of specific amino acids and also dividing the requirement by age groups of children 1-2 years and 3-10 years. In the Report of a Joint FAO/WHO expert consultation on protein and amino acid requirements in human nutrition, the FAO/WHO/UNU came to the conclusion that previous reports considerably overestimated the protein requirements. Despite the foregoing, the FDA has neither formally adopted the updated levels recommended in the 2002 report nor advised food companies to use these updated levels when calculating PDCAAS values.

Based on the PDCAAS method, Burcon’s CLARISOY™ soy protein has a score of 0.98 and 1.00 under the 1989 FAO/WHO pattern and the 2002 FAO/WHO/UNU pattern, respectively, suggesting that Burcon’s CLARISOY™ soy protein is a good quality protein source.

Soy Protein Production

Processes used in the production of common and traditional soy protein isolates involve the use of harsh caustics and acids to separate the soy proteins from the other constituents of defatted soy. This harsh chemical treatment causes some denaturation of the soy proteins resulting in a lack of solubility and stability in aqueous products and, notably, a lack of solubility in acid beverages (juices, sport energy drinks, fortified waters, flavoured waters etc.) and produces soy proteins with substantial flavour compounds imparting beany or earthy flavours. Burcon has developed and filed applications to obtain patent protection for novel processes allowing for the production of uniquely soluble soy proteins with clean flavour characteristics.

Pursuant to the terms of the License and Production Agreement (see “Material Contracts”), Burcon has licensed its CLARISOY™ soy protein technology to ADM, on an exclusive basis, to use, market and sell the products (the “Soy Products”) that use the CLARISOY™ technology. Under the License and Production Agreement, ADM will be the primary party responsible for the commercialization efforts for CLARISOY™, including:

•	developing the necessary process engineering for scaling up the production of the Soy Products;

•	developing applications for the Soy Products; and

•	designing, building and commissioning an initial production facility to manufacture the Soy Products.

During the term of the license under the License and Production Agreement, Burcon will continue to refine its protein extraction and purification technology for soy protein in its Winnipeg Technical Centre.

On March 6, 2014, Burcon announced that it received written notice from ADM that ADM intends to expand to full-commercial scale production of CLARISOY™ soy protein pursuant to the License and Production Agreement (“Full Commercial Production”). ADM’s intention to expand commercial production of CLARISOY™ ensures that its production capacity meets the required obligations under the License and Production Agreement to retain its exclusive license for CLARISOY™. The License and Production Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions. If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell the Soy Products on a non-exclusive basis and to grant any such rights to any other person.

Pea

Field pea, or Pisum sativum in Latin, is part of the legume family and was one of the earliest cultivated food crops. A pea is most commonly the green or yellow small spherical seed inside a peapod that contains multiple peas. The pea plant is grown in cool-weather conditions in many parts of the world, including Canada, Europe and temperate regions of Asia.

Peas are consumed as a vegetable worldwide for their high nutritional value and health benefits. Not only are peas high in protein, fibre, starch, vitamins and minerals, but they are also non-allergenic and environmentally sustainable. As part of the legume family, pea plants have the ability to lock in nitrogen from the atmosphere and store it in their root nodules. This nitrogen-fixation ability allows producers to use less fertilizer and replenish the soil with nitrogen, making peas a much desired sustainable crop.

In November 2011, Burcon announced that it had developed a novel pea protein which it has branded as “Peazazz®”, its first technology platform to extract added-value proteins from a non-oilseed source. Burcon’s technology extracts and purifies a novel pea protein from field peas. Both the nutritional and functional characteristics of pea protein allow for a host of great tasting food and beverage product applications as well as for use in nutritional supplements.

Pea protein is a relatively new, vegetable-based, functional protein ingredient. Pea proteins currently available in the market are sold for use in a variety of food products including: snacks and cereals; diet products (high protein foods); gluten-free and vegetarian and vegan foods as well as in nutritional supplements such as meal replacement shakes.

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Peazazz® has clean flavour characteristics and is well suited for use in low pH beverages as well as a variety of other healthy and great tasting food and beverage product applications. Its valuable nutritional and functional characteristics make Peazazz® an attractive product to companies looking for an alternative plant protein ingredient.

Pea is a widely accepted and consumed vegetable, recognized for its nutritional value and health benefits. Burcon has successfully extracted added-value proteins that contain essential amino acids into a white powder that can easily be incorporated into a variety of foods and beverages including low pH fruit juices and juice blends, sport nutrition drinks, powdered beverages, fortified waters, bars, baked goods and vegetarian and vegan foods as well as in nutritional supplements such as meal replacement shakes.

Burcon’s Peazazz® pea protein is non-allergenic and can be produced from a non-GMO source.

Pea proteins currently available on the market are sold for use in a variety of food products including: snacks and cereals; high-protein weight management products; gluten-free and vegetarian and vegan foods. Burcon is not aware of any pea protein isolate in the market that is 100% soluble. Burcon expects the introduction of Peazazz® pea protein to be able to gain a share of the pea protein market, as well as expand the pea protein market to include (what it previously could not) a broader range of product applications such as low pH beverages.

Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize Peazazz® and the associated protein extraction technology. On April 23, 2012, Burcon announced that, although discussions with this potential partner were ongoing, the exclusivity period had lapsed, and Burcon would consider additional routes-to-market for its Peazazz® pea protein.

On August 20, 2012, Burcon announced that it had entered into a non-binding letter of intent with a commercial partner that detailed the intention of the two parties to enter into a strategic partnership for the worldwide commercial production, marketing and sale of Burcon’s Peazazz® pea protein.

On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at small commercial scale in Winnipeg, Manitoba to provide market development quantities to customers for product and market development activities. At the same time, Burcon announced that it had formally requested to terminate the non-binding letter of intent that it had signed in August 2012 with the potential commercial partner. The termination of the letter of intent terminated the requirement that Burcon negotiate exclusively with that potential partner.

On June 25, 2013, Burcon announced that it had completed, on schedule, the construction of its new semi-works plant in Winnipeg for Peazazz®. The Peazazz® semi-works plant utilizes commercial-scale equipment capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale, real world market evaluations of Peazazz® in their consumer products. The plant also supports Burcon’s ongoing discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz®.

In July 2013, Burcon officially launched Peazazz® pea protein at the 2013 IFT Expo. Burcon demonstrated two products: Peach Mango Rhythm, made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250ml serving and Vanilla Jazz, a neutral pH milk-style beverage with a faint hint of vanilla flavoring, fortified with vitamins and minerals and five grams of Peazazz® pea protein per 250ml serving.

On August 23, 2013, Burcon announced that the start-up and commissioning of the Peazazz® pea protein semi-works plant had been completed, allowing it to begin producing sample quantities for shipment to interested parties who had signed MTAs with Burcon. While the new semi-works plant utilizes commercial-scale equipment, it will only be used to produce the amounts of Peazazz® needed for targeted market development activities with certain prospective customers. By functioning as a model for potential manufacturing partners to emulate, the plant can also ultimately shorten their time-to-market.

During fiscal 2014 and 2015, Burcon entered into a number of MTAs with parties interested in Peazazz®. Such parties include major food and beverage makers, suppliers and potential industry production and sales partners. Since August 2013, Burcon has shipped samples of Peazazz® pea protein to various key potential multi-national production and/or distribution partners and undertook applications work in response to requests from certain potential commercialization partners. During fiscal 2015, Burcon advanced discussions with a select group of multi-national food ingredient providers about a royalty or a joint operations agreement for Peazazz®. As of the date of this AIF, discussions are still on-going with these parties.

Canola

Canola is the North American name for the enhanced variation of rapeseed first developed and introduced in 1974 when a Canadian researcher bred a "double low" variety of rapeseed with reduced levels of the two negative elements naturally occurring in rapeseed: erucic acid and glucosinolates. This type of rapeseed is known in Europe and parts of Asia as rapeseed or oilseed rape and has become the world’s second largest oilseed crop. The growth of rapeseed as an international crop can be attributed to three factors: the ability to grow rapeseed in temperate climates; favourable production costs; and a beneficial fatty acid profile for the oil, which is high in monounsaturates.

Each canola plant produces yellow flowers which produce pods that are similar in shape to pea pods and about 1/5th the size. Within the pods are tiny round seeds that are crushed to obtain canola oil. After the oil is removed through processing at a canola crushing plant, the remainder of the seed (approximately 60% by weight) is canola meal. Canola meal is the raw material from which Burcon intends to extract protein commercially to produce Puratein® canola protein isolate, Supertein® canola protein isolate and Nutratein® canola protein isolate. Canola meal is comprised of approximately 35% protein. Canola meal is in abundant and relatively inexpensive supply and is sold almost exclusively as an animal feed ingredient; however, its protein value, even in feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors naturally present in canola seed. Burcon’s extraction process separates the protein from the fiber and from most of the naturally occurring anti-nutritional factors.

In the past, numerous attempts have been made at finding an economically viable method to extract canola protein from canola meal. There is a significant amount of scientific publications describing various methods to do so, most of which publications also underscore numerous reasons for the scientific interest in obtaining canola protein isolate, including, amongst others: a unique amino acid profile, rich in sulfur containing amino acids; an abundant source of protein; and two distinct protein fractions. However, none of the existing technologies described in the scientific literature is commercially applied at present. Major drawbacks of the existing technologies, which often use alkaline extraction followed by isoelectric precipitation, include the insufficient purity of the canola protein isolate, unacceptable colour and taste of the canola protein products as well as the resulting protein’s limitations regarding functionality. Phenolics that are naturally present in canola oxidize readily in alkaline conditions causing dark coloration of the final protein product.

Burcon’s canola protein extraction process does not use harsh chemicals but rather is based primarily on making use of physical separation and purification techniques. At the core of Burcon’s canola protein isolate production process is a micelle formation step, which separates the two naturally occurring proteins in canola: napin and cruciferin. Processing of these two fractions results in the cruciferin-rich canola protein isolate Puratein® canola protein isolate and the napin-rich canola protein isolate Supertein® canola protein isolate. Burcon has also developed Nutratein® canola protein isolate, which consists of a blend of the two fractions.

Canola Protein

Potential nutritional applications for canola protein isolates include power shakes, protein bars, protein powders and any other concentrated protein supplement.

Based on the PDCAAS method, the PDCAAS scores for Burcon’s canola proteins are as follows:

Canola Protein Isolate	FAO/WHO 1989 mg/g protein (2-5 years old)	FAO/WHO/UNU 2002 mg/g protein (3-10 years old)
Puratein®	0.60	0.72
Supertein®	0.71	0.91
Nutratein®	0.90	1.00

Burcon’s canola protein has a score in the range of 0.60 to 0.90 under the 1989 FAO/WHO pattern and a score in the range of 0.72 – 1.00 under the 2002 FAO/WHO/UNU pattern, suggesting that Burcon’s canola protein is a good quality protein source.

Puratein®

Puratein® canola protein isolate’s key functionalities are emulsifying, gelling and binding. Puratein® canola protein isolate has potential in a wide variety of food types.

Puratein® canola protein isolate is a canola protein isolate comprised mainly of globulin proteins. The functional properties of Puratein® canola protein isolate include emulsification, gel formation, thickening, formation of heat-stable foams, and water- and ingredient-binding. Applications for Puratein® canola protein isolate include dressings and sauces, meat substitutes, baked goods and protein bars. Puratein® canola protein isolate has good taste characteristics with no off-flavours.

Supertein®

Supertein® canola protein isolate is a highly soluble canola protein isolate comprised principally of albumin proteins. The functional properties of Supertein® canola protein isolate include solubility, the ability to form transparent solutions, foaming and nutrition. Applications for Supertein® canola protein isolate include beverages, confectionery, aerated desserts, and protein bars, among many others. Supertein® canola protein isolate has a slightly sweet taste with no off-flavours.

The exceptional cysteine content of canola protein (rapeseed protein) has long been of interest to nutritional scientists. A potential link between canola protein’s high cysteine content and disease prevention has been reported in a study in the British Journal of Nutrition entitled “Rapeseed protein inhibits the initiation of insulin resistance by a high-saturated fat, high-sucrose diet in rats” by Mariotti F. , Hermier D., Sarrat C., Magné J., Fénart E., Evrard J., et al 2008 Nov; 100(5):984-91. The study’s aim was to determine whether rapeseed protein, described by the study’s authors as “an emergent cysteine-rich protein” could inhibit the onset of the metabolic syndrome. The main finding of the study “is that rapeseed protein substituted for milk protein inhibited the onset of insulin resistance in rats fed the high-saturated fat, high-sucrose diet”. The authors further noted that rapeseed protein mitigated certain factors associated with metabolic syndrome: “The study’s result highlights the importance of the type of protein as a major component of diet quality, in terms of cardiovascular and diabetic risks.”Supertein® canola protein isolate is rich in sulfur-containing amino acids and particularly rich in cysteine. The typical cysteine content of Burcon’s Supertein® canola protein isolate is nearly double that of whey protein, which is recognized for its high cysteine content. The findings in the study reported in the British Journal of Nutrition suggest that Supertein® may have potential applications in the prevention of metabolic syndrome.

During fiscal 2015, Burcon’s key focus was on its soy and pea protein commercialization efforts. However, Burcon continued to work on securing interest from potential partners to establish the commercial value of its canola protein isolates. Burcon’s goal is to continue to work with food and beverage manufacturers to establish the value of Burcon’s Puratein® and Supertein® canola proteins in their food products.

Nutratein®

Nutratein® is a canola protein isolate comprised of a mixture of globulin and albumin proteins. Nutratein® is a fine powder that has good solubility across a broad pH range. Nutratein® has an excellent amino acid profile and its PDCAAS score makes it a suitable replacement for existing proteins in the animal feed and nutrition industry. Burcon continues to work on pursuing an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® canola protein isolate to replace or partially replace dairy protein in certain high-value animal feed applications. Applications in human nutrition include protein bars, meat applications, baked goods or nutritional beverages. Nutratein® canola protein isolate is bland in taste with no off-flavours.

Research and Development

Burcon has designed and built a large-scale pilot production facility, complete with an analytical laboratory, for the development and small-scale production of proteins from various plant sources. On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at commercial scale in Winnipeg, Manitoba. On June 25, 2013, Burcon announced that it had completed, on schedule, the construction of its new semi-works plant in Winnipeg for Peazazz®. The Peazazz® semi-works plant utilizes commercial-scale equipment and will be capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale market evaluations of Peazazz® in their consumer products. Start-up and commissioning of the plant was completed in August 2013. During fiscal 2015, the semi-works plant continued to produce samples to provide to potential strategic partners for evaluation as well as conduct work required to support Burcon’s intellectual property portfolio.

Burcon has over 15 years of experience in developing high-quality vegetable protein ingredients and has successfully developed CLARISOY™ soy protein and is developing Peazazz® pea protein and three unique canola protein isolates, Supertein®, Puratein® and Nutratein® canola protein isolates. After years of research on developing these products and the associated extraction technologies and in running large-scale pilot operations to a standard that meets Burcon’s expectations of commercial quality, Burcon has amassed significant experience and know-how.

Objectives

For fiscal 2016, Burcon’s main objective is to further the development and commercialization of its products, and continue its primary focus on commercializing its Peazazz® pea protein technology.

Burcon’s pea protein product development and commercialization objectives include:

•	Furthering discussions and negotiations with the select group of multi- national food ingredient providers - that Burcon has identified -about a royalty or a joint operations agreement for Peazazz®;

•	Continuing to operate the Peazazz® semi-works facility to produce sample products to

o

supply the potential strategic alliance partners noted above with sufficient product development quantities of Peazazz® samples so that such potential partners can conduct full-scale, real-world testing;

o	demonstrate to such major protein ingredient participants and food and beverage makers that Burcon’s Peazazz® technology is scalable and produces a consistent quality product;

•	Conducting further research to develop additional applications for Peazazz® pea protein into food products; and

•

Continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products.

In addition, Burcon will also:

•	continue to refine its protein extraction and purification technologies, develop new technologies and related products;

•	further strengthen and expand its core intellectual property portfolio;

•	support ADM in connection with its commercialization of CLARISOY™ soy protein products;

•	explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives;

•

pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein®, Puratein® and Nutratein® canola protein isolates into their products;

•	pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of Burcon’s canola protein isolates; and

•	pursue activities to support the expansion of Burcon’s investor base by raising awareness about Burcon through various media channels, analyst coverage and investor relations.

Marketing Strategies

Burcon’s CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates are expected to compete with soy, whey, milk and egg proteins in the expanding global multi-billion dollar protein ingredient market. Burcon’s proteins are expected to specifically compete with whey protein isolates, casein/caseinates and dried egg-white as well as with existing traditional soy and pea proteins.

Food Business News reported the following average prices for the major protein ingredients that Burcon expects its products to compete with:

Whey protein isolate	US $5.10 /pound[1]	CDN $13.83 /kg. [2]
Casein/caseinates	US $4.10 /pound[3]	CDN $11.12 /kg. [2]
Dried Egg-white	US $8.00 /pound[3]	CDN $21.70 /kg. [2]

Soy and pea protein prices are not readily available to the public. However, through discussions with industry participants and market data research, Burcon management estimates that soy protein isolate and pea protein isolate prices are approximately as follows:

Soy protein isolate	US $2.00 /pound	CDN $5.42 /kg.[2]
Pea protein isolate	US $2.50 /pound	CDN $6.78 /kg. [2]

Notes:

1.         Price based on last available listing in Food Business News (November 22, 2011 edition). There is no current available price listing for whey protein isolate (90% edible).

2.         Conversion into Canadian dollars made by Burcon, based on Bank of Canada exchange rate of C$1.00 = US$0.8.127 on May 25, 2015.

3.         Prices based on the April 21, 2015 edition of Food Business News for the week ending April 17, 2015.

Burcon expects the average selling price of Peazazz® pea protein to achieve an average price level that would equate to a premium over current pea pricing and at a significant discount to the animal-based proteins (whey, casein and egg). Burcon expects the cost to produce Peazazz® pea protein to be materially consistent with the cost to produce traditional soy protein isolates.

Pursuant to the License and Production Agreement, ADM has the sole discretion in developing the sales and marketing strategies for CLARISOY™ soy protein. Given ADM’s extensive experience in the sale and marketing of soy protein products, Burcon expects that CLARISOY™ will be strategically priced amongst ADM’s current product portfolio and other competing protein products in the global market.

Plant Protein

According to Frost & Sullivan, the global protein-ingredient market is expected to grow at a compounded annual growth rate (CAGR) of 7.7% to reach $31.5 billion by 2018. The global protein ingredient market is currently dominated by soy, whey and casein. This combined market segment alone is projected to grow at 12% CAGR to reach $21.3 billion by 2018. Soy-derived proteins are the largest segment in the plant protein market, accounting for 53.4 percent volume share. Wheat and pea proteins are second and third, respectively. Demand outweighs supply in the plant protein market and volume is expected to grow steadily at 5.3% CAGR.

1) Based on current market prices and using volume projections from Frost & Sullivan Report, “Strategic Insight into the Global Plant Protein Ingredients Market,” May 2012. Volume outlook based on 2011 base year.

Plant proteins are experiencing significant sales growth in North America and Western Europe for a variety of reasons. Changing demographics is one reason for this trend as nutrition-conscious baby boomers become aware of the health benefits of protein in general and, more specifically, of the benefit of plant proteins over certain animal proteins. Food manufacturers in turn are motivated by simple economics to prefer inexpensive plant proteins over their more costly animal counterparts.

Near-vegetarians, a growing group of consumers who choose meatless meals regularly but not exclusively, are also contributing to the trend favoring plant proteins. Responding to this new demographic, food manufacturers are taking advantage of the functional merits of plant proteins to create meat-free, high-protein foods.

While the demand for plant proteins is being driven by the health and wellness trend in the developed world, a possibly even larger force shaping the global protein ingredient industry is the growth of the middle class consumer in the developing world. During the past number of years, there has been a marked increase in demand for, and the price of, all protein ingredients. The growth of the middle class in the BRIC countries (Brazil, Russia, India and China) has been noted by many observers as being the key factor in that demand increase. As consumers evolve from a subsistence living to earning incomes where – in their respective countries - they can be classified as middle class, they invariably spend a large portion of their new income on food.

Casein and whey, the two major dairy protein ingredients, have experienced a particularly dramatic price increase in the past number of years as compared to historical averages. The major soy protein producers, led by Solae LLC, now DuPont, have in turn increased the price of their soy proteins during the same period albeit to a lesser extent.

In addition to the health and wellness trend in the developed world and the expanding middle class in the developing world, plant proteins are gaining popularity from the recognition that they offer a more environmentally friendly alternative to animal derived proteins. Consumers are considering the environmental footprint a product makes when making their purchase decisions. Production of animal proteins is viewed as less "environmentally economic" when compared to the production of plant proteins. Producers must feed plant protein to animals in order to produce animal proteins and animals are not efficient converters, pound for pound, of the proteins they consume. There is also a growing awareness of the large amount of greenhouse gases generated globally through livestock production. As a result of these factors, consumers are looking to food manufacturers to find more eco-friendly ways to produce food for humans.

Lastly, health concerns caused by melamine tampering/contamination, swine flu, E. coli, Asian bird flu and mad cow disease have provoked consumer concern that animal-based protein products may be unsafe.

Soy Protein

Frost & Sullivan estimated that in 2008, the United States soy protein market alone generated revenues of approximately US$1.6 billion and projects revenues to reach about US$2.1 billion by 2014. Sales of soy protein isolates alone – the highest quality of soy protein available commercially – were estimated by Frost & Sullivan at approximately US$798 million in 2008, which represented approximately half of the total revenues from the U.S. soy protein market.

As discussed above, ADM has the sole discretion in developing the sales and marketing strategies for CLARISOY™ soy protein pursuant to the License and Production Agreement. Given ADM’s extensive experience in the sale and marketing of soy protein products, Burcon expects that CLARISOY™ will be strategically priced amongst ADM’s current product portfolio and other competing protein products in the global market.

Pea Protein

The following chart illustrates the annual global production of dried peas (in tonnes) from 2007 to 2013 as estimated by the FAO:

All figures in tonnes

Global production of dried peas in 2013 was estimated at 11.1 million tonnes with Canada being the largest producer in the world at 3.8 million tonnes. A portion of peas are further processed into different components: proteins, fibres and starch. The separation of pea components can be based on a dry-milling or an aqueous separation process and the use of organic solvents is not required.

There is currently no publicly available data on the size of the global pea protein market. Burcon management believes that a small fraction of the global production of dried peas is further processed into pea protein concentrates and pea protein isolates. Major producers of pea protein are in the process of expanding their production capacity to meet the growing demand. Frost & Sullivan estimates that the growth of the pea protein market would outpace other plant protein markets at a high CAGR of 5.7% due to pea protein’s universal applicability in all food and beverage products. The unique functionality of Burcon’s Peazazz® pea protein and its clean flavor profile could be major factors in expanding and growing the vegetable protein market.

Canola Protein

The initial market for Nutratein® canola protein isolate is anticipated to be in the high-value animal feed sector. Nutratein® canola protein isolate is expected to be a nutritional and functional protein ingredient that offers a compelling alternative source of protein for animal and fish feed manufacturers. Nutratein® has high nutritional and functional attributes that make it a suitable replacement for the costly whey protein concentrates in animal feed. The initial market for Puratein® canola protein isolate and Supertein® canola protein isolate is anticipated to be food and nutrition processors that target: the baking industry; meat analogue manufacturers (e.g. veggie-burgers); beverage processors (non-dairy fortified drinks); sport nutrition manufacturers; and prepared foods manufacturers incorporating whole egg, dried egg white or certain dairy proteins.

The overall strategic intent is to build Nuratein®, Puratein® and Supertein® canola protein isolates as global products through an alliance with a development partner. Burcon continues to work with food and beverage manufacturers and animal feed companies to establish the value of all three of Burcon’s canola proteins in potential market applications.

Intellectual Property

Patents

In October 1999, Burcon acquired the shares of Burcon-MB. At the time of the acquisition, Burcon-MB held patents and applications covering the protein micellar mass process for extracting and producing a canola protein isolate. Since the acquisition, Burcon has focused on developing its protein extraction and purification processes and seeking patent protection for its developments. Through Burcon-MB, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	applications to protect additional novel protein extraction and purification technologies;

•

applications to protect the uses of Puratein®, Supertein® and Nutratein® canola protein isolates, CLARISOY™ soy protein, Peazazz® pea protein, and other plant proteins, for example, as functional food and beverage ingredients; and

•	applications to protect the "signature characteristics" of Puratein®, Supertein® and Nutratein® canola protein isolates, CLARISOY™ soy protein, Peazazz® pea protein and other plant proteins.

As of the date of this AIF, Burcon’s patents and patent applications cover 60 distinct inventions. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this AIF, Burcon holds 188 issued patents in various countries, including patents covering composition of matter and a number of key processes and uses of Burcon’s products as functional food and beverage ingredients, 59 of which have been issued in the U.S. Burcon holds patents or has filed patent applications in: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States. Burcon currently has over 375 patent applications that are being reviewed by the patent offices in various countries, 59 of which are U.S. patent applications.

Granted U.S. Patents

Burcon holds 59 issued patents in the United States relating to soy protein, canola protein isolate and flax protein isolate. These patents cover the protein micellar mass canola protein isolate technology acquired from Burcon-MB as well as improvements to the protein extraction and purification technologies made by Burcon. These new inventions include:

Soy

•

processes to extract and purify soy protein from various soy material to produce soy protein products that are soluble in acidic medium and produces heat stable solutions suitable for protein fortification of sport drinks and other beverages;

•	protection covering the composition and signature characteristics of Burcon’s CLARISOY™ soy protein;

•	alternative processes for producing soy protein products;

Canola

•

improving the quality of the input meal prior to the purification and extraction process, which results in better protein quality and higher protein yield. The residual oil from canola meal is traditionally recovered using a solvent called hexane. After the residual oil has been extracted, the hexane is recovered by heating the canola meal to a high temperature of about 110°C to 140°C. Burcon has been granted 2 U.S. patents covering a low-temperature process of recovering the hexane at temperatures below 100°C and below 50°C, respectively, to provide a desolventized meal that allows for improved protein recovery. Burcon also holds a U.S. patent to protect novel processing conditions in oil seed meal preparation and the production of a tailored meal in place of conventional canola meal. Through tailoring the input meal, including the low-temperature process, Burcon is able to produce canola protein isolates with superior organoleptic properties (improved colour, taste, aroma and mouth feel);

•	process improvements to produce canola protein isolate efficiently and to obtain higher yields of canola protein isolate;

•

processes for reducing phytic acid in the production of protein isolates from oilseed meals. Phytic acid is a naturally occurring anti-nutritional component found in oilseed meals such as canola meal and soybean meal;

•	protection covering important processing conditions for producing Supertein® canola protein isolate as well as for the preparation of a highly refined Supertein® canola protein isolate;

•

protection covering the composition of the dominant species of protein in Burcon’s Puratein® canola protein isolate. Puratein® is a cruciferin-rich canola protein isolate comprised principally of globulin proteins, allowing it to have unique functional qualities;

•

protection covering the process for producing Nutratein® canola protein isolate. Nutratein® is rich in both of the two major storage proteins found in canola: napin and cruciferin, making it a suitable ingredient for animal feed and aquaculture applications;

•	processes to improve the final colour profile of Puratein® canola protein isolate and Supertein® canola protein isolate;

•	applications for the uses of canola protein isolate as a functional food and beverage ingredient;

•	the use of canola protein isolate as a flavour enhancer in a food product;

•	alternative processes for producing canola protein isolates;

•	protection covering the process for producing protein isolates using mustard seed as a starting material; and

Flax

•	processes for the production of a flax protein isolate with unique protein profiles.

Patent Strategy

Burcon believes that it has developed a dynamic patent portfolio by aggressively seeking protection for new technologies as well as further protecting current technologies. In addition, Burcon has filed patent applications to cover alternative extraction technologies, which, in Burcon’s opinion, would not be commercially viable. Such filings have been made as part of Burcon’s defensive strategy to gain as much protection in the protein extraction and purification space as possible. Burcon will continue its research and development to further refine its processes and make new discoveries. The Company will continue to file additional patent applications to protect these discoveries.

In an effort to conserve cash resources, Burcon made the decision to abandon certain non-core canola patents and canola patent applications during fiscal year 2014 which it deemed to be non-essential or redundant for the purposes of achieving its strategic objectives by not paying annuities or maintenance payments when due.

Trade-marks

Burcon has obtained trade-mark registrations for “Nutratein” and “Supertein” in Canada, as well as “Puratein”, “Peazazz” and the slogan “A New World in Protein” in Canada and the United States. Burcon had previously obtained trademark registrations for “CLARISOY” in the United States and Canada. In June 2011, Burcon and ADM entered into a trademark assignment and license agreement pursuant to which Burcon assigned its ownership of the CLARISOY™ trademark to ADM. In return, Burcon has obtained a worldwide, non-exclusive, royalty-free license to use the CLARISOY™ trademark for corporate marketing and promotion of Burcon, conducting research or development of CLARISOY™ soy protein products and compliance with the requirements of applicable law. Burcon also has the option to re-acquire the CLARISOY™ trademark if the license under the License and Production Agreement is terminated.

Facilities

Burcon’s head office is located at 1946 West Broadway, Vancouver, British Columbia, Canada in leased office space. Through Burcon-MB, Burcon leases the premises where the Winnipeg Technical Centre is located at market rental rates. These premises are located at 1388 Waller Avenue, Winnipeg, Manitoba, Canada. The lease will expire on August 31, 2016. At its option and subject to the conditions to be met by the landlord, Burcon may renew the lease for a further term of two years. The premises include a 10,333 square foot facility in a light industrial park. Burcon owns the equipment in this facility which includes tanks of up to 20,000 litre capacity, membrane systems, centrifuges, filter presses, various dryers and laboratory analytical equipment. Burcon operates exclusively and independently within these facilities under the immediate direction of its management. Certain services such as laboratory testing and analysis which cannot be conducted internally are contracted out as necessary.

Personnel

As of March 31, 2015, Burcon-MB had 15 employees and/or contractors with varying degrees of technical expertise who perform the duties relating to the operation of the research laboratory and pilot plant in Winnipeg. Additionally, as of March 31, 2015, Burcon had 8 employees and/or contractors responsible for accounting, administration, corporate development, investor and public relations, legal and research and development activities who were predominantly located at Burcon’s head office in Vancouver.

Competitive Conditions

ADM has licensed Burcon’s soy protein technology and has provided Burcon with notice of its intention to expand to full-scale commercial production. Burcon is working on securing one or more strategic partners to commercialize its Peazazz® pea protein, Puratein® canola protein isolate, Supertein® canola protein isolate and Nutratein® canola protein isolate.

The protein ingredient market is a global industry dominated by a few relatively large participants. Burcon recognizes that the selective use of alliances and partnerships can lower certain risks and can be the fastest and most profitable approach to maximizing revenues and cash flow. With this understanding, Burcon entered into the License and Production Agreement with ADM to commercialize Burcon’s soy protein ingredients. See "Material Contracts".

ADM is a public company with annual revenues of approximately US$81 billion (fiscal 2014). It is a multinational company that produces among other things, ethanol, high fructose corn syrup, soy flour, soy protein concentrate, soy protein isolate and other specialty ingredients. It is currently one of the world’s largest processor of oilseed crops.

Burcon recognizes that, in addition to ADM, there are other large industry participants with significant resources that dominate the plant protein ingredient industry. Two of the other major industry participants that sell plant protein ingredients to the food and beverage industries include Cargill Inc. ("Cargill") and DuPont.

Cargill is the U.S.’s largest private company with annual revenues of US$135 billion (2014). Cargill is an international producer, marketer, processor and distributor of agricultural, food, financial and industrial products and is one of the world’s largest canola crushers.

DuPont, through its wholly-owned subsidiary DuPont Nutrition and Health, is a world leader in soy-based proteins and specialty ingredients for the food, beverage, meat and nutritional products industries. E.I. du Pont de Nemours and Company ("DuPont")(NYSE: DD) began in 1802 as a chemical company. Today it is a multinational company specializing in chemicals, energy, agriculture and specialty food ingredients with annual revenues at approximately US$35 billion (fiscal 2014). Through the acquisitions of Danisco and DuPont Protein Technologies, DuPont is now one of the largest participants in protein ingredients, specialty ingredients, food and beverage ingredients, enzymes and bio-based solutions.

The pea protein industry outside of China is dominated by three major participants: Roquette Freres, Cosucra Groupe Warcoing and Nutri-Pea Limited. Based in France, Roquette Freres is a private company which produces more than 700 by-products from the starch extracted from corn, wheat, potatoes and peas. It has grown to become the second largest producer of starch in Europe and fifth largest producer in the world. Roquette Freres is currently the largest participant in the pea protein industry.

Cosucra Groupe Warcoing is a Belgian group of independent companies dedicated to the development, production and promotion of natural ingredients from chicory and yellow pea. Cosucra’s line of products includes pea protein isolate, pea fibre, pea hull fibre and pea native starch.

Based in Manitoba, Canada, Nutri-Pea Limited is a privately owned company specializing in the manufacture of food ingredients derived from Canadian yellow field peas. Nutri-Pea extracts fibre, starch and protein products from yellow field peas.

Rising commodity prices have had a noticeable impact on the global aquaculture and livestock farming sectors in recent years, as through their direct impact on feed costs as well as on energy costs. These rising input prices have in turn been one of the factors that has increased the cost to produce animal proteins (egg protein products as well as the dairy proteins, casein and whey). Burcon anticipates that under commercial production levels, it will be able to produce its plant protein isolates at a cost level which will make them significantly competitive with animal proteins.

Burcon offers a value proposition for both the multibillion-dollar oilseed crushing industry which produces enormous volumes of canola meal and soybean meal that currently sell as relatively low-margin animal feed. Burcon has the technology and know-how to add value to these oilseed meals by extracting unique and potentially valuable food proteins. The unique nutritional and functional characteristics of Puratein® canola protein isolate, Supertein® canola protein isolate, Nutratein® canola protein isolate, CLARISOY™ soy protein and Peazazz® pea protein differentiate them from the existing plant-based proteins (predominantly soy) as well as from the existing animal based proteins (casein, whey and egg). It is these unique attributes which Burcon anticipates will make the proteins valuable to the food and beverage industry.

For the branded consumer product companies and food ingredient companies, the value proposition comes from both the novel properties of Burcon’s proteins as well as the inherent first-mover advantage. Exclusivity through patent protection and the first-mover advantage could add significant value to Burcon’s opportunity in an industry where first-movers dominate, and market share changes slowly. For example, the iconic sport beverage brand Gatorade owned 83% of the sport beverage market in the United States in 2007, down only 10 percentage points from its 93% share which it enjoyed at its peak two decades earlier (source: Advertising Age magazine April 21, 2008). Although the sport beverage industry has expanded to include a growing number of other competitors, Gatorade’s early market share advantage shows that the exclusivity and first-mover advantage could create an opportunity for food and beverage processors to brand or co-brand multiple new products fortified with Burcon’s proteins.

See also "Risk Factors".

Environmental Matters

Burcon’s extraction processes use no harsh chemicals and emit no noxious odours or significant waste products. Biodegradable, natural and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk. As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the current financial year or in the foreseeable future.

Burcon’s processes, as demonstrated to date, are expected to work equally well on input materials from both genetically modified ("GM") and non-GM sources.

Regulatory Approval For Marketing CLARISOY™

Food-grade soy protein isolate first became available on October 2, 1959 with the dedication of Central Soya's edible soy isolate, Promine D, production facility in Chicago. An edible soy isolate and edible spun soy fiber has also been available since 1960 from the Ralston Purina Company in St. Louis, where they had originally developed the technology. In 1987, Protein Technologies, Inc. ("PTI") became the world's leading maker of isolated soy protein and was subsequently acquired by DuPont.

Soy protein isolate is a highly refined or purified form of soy protein with a minimum protein content of 90% on a moisture-free basis. It is made from defatted soy flour which has had most of the non-protein components, fats and carbohydrates removed. Because of this, it has a neutral flavour and will cause less gas due to bacterial flatulence.

Soy protein isolates are mainly used to improve the texture of meat products, but are also used to increase protein content, enhance flavour, and as an emulsifier.

Pure soy protein isolate is used mainly by the food industry. It is sometimes available in health stores or in the pharmacy section of the supermarket. It is usually found combined with other food ingredients.

In 1995, the New England Journal of Medicine (Vol. 333, No. 5) published a report from the University of Kentucky entitled, "Meta-Analysis of the Effects of Soy Protein Intake on Serum Lipids." It was financed by the PTI division of DuPont, The Solae Company, St. Louis. This meta-analysis concluded that soy protein is correlated with significant decreases in serum cholesterol, Low Density Lipoprotein LDL (bad) cholesterol and triglyceride concentrations. However, High Density Lipoprotein HDL (good) cholesterol did not increase. Soy phytoestrogens (isoflavones: genistein and daidzein) adsorbed onto the soy protein were suggested as the agent reducing serum cholesterol levels. On the basis of this research, PTI, in 1998, filed a petition with FDA for a health claim that soy protein may reduce cholesterol and the risk of heart disease.

In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease. Food manufacturers may label foods containing soy protein by stating that "Diets low in saturated fat and cholesterol that include 25 grams of soy protein daily may reduce the risk of heart disease. One serving of (name of food) provides __ grams of soy protein." One serving (1 cup or 240 mL) of soy milk, for instance, contains 6 or 7 grams of soy protein.

In March 2015, after a meta-analysis of scientific studies, Health Canada’s Food Directorate concluded that scientific evidence exists to support a health claim about soy protein and blood cholesterol lowering. The evidence supports a direction of effect towards a reduction in total and LDL cholesterol levels when soy protein is consumed. Foods containing soy protein may state on its label, “[Serving size] of (brand name) [name of food] supplies/provides X% of the daily amount of soy protein shown to help reduce/lower cholesterol.” The daily amount referred to is 25 grams of soy protein. For example, “150g of tofu supplies 70% of the daily amount of soy protein shown to help lower cholesterol”.

While soy protein and soy protein isolates themselves have not been granted GRAS status by the FDA, they are widely used in food and nutritional applications including infant formula. As a result, Burcon does not anticipate any regulatory process for its CLARISOY™ soy protein. However, there can be no assurance that the FDA will not require companies producing and selling soy protein isolates to meet additional regulatory requirements in the future.

Regulatory Approval For Marketing Peazazz®

Peas were one of the earliest cultivated food crops and have a long history of safe consumption in human foods. They are widely accepted and consumed as a vegetable in our daily diets. Although pea protein is a relatively new vegetable-based protein ingredient, it is commercially available and used by the food industry.

Burcon is not aware of pea protein and pea protein isolates being granted GRAS status by the FDA for use in food and nutritional applications. Nevertheless, as at the date of this AIF, Burcon anticipates that there may be certain regulatory processes required for its Peazazz® pea protein. However, peas have had a substantial history of consumption for food use by a significant number of consumers. Therefore Burcon does not expect the regulatory process for Peazazz® to be as extensive as the one undertaken for Burcon’s canola proteins.

Obtaining Regulatory Approval For Marketing Puratein®, Supertein® and Nutratein®

Canola meal is currently used as a protein ingredient in dairy, beef, swine and poultry rations and is recognized for its consistent quality and value. Canola meal’s nutritional value, even in animal feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors such as glucosinolates. Glucosinolates are the sulphur compounds that give mustard its sharp taste. Analysis of Puratein® canola protein isolate and Supertein® canola protein isolate conducted by independent testing laboratories has indicated very low levels of glucosinolates. Puratein® and Supertein® canola protein isolates have numerous potential applications, primarily as a food ingredient and as a personal care product ingredient. Burcon is initially pursuing animal and feed applications for Nutratein® canola protein isolate. Moreover, Nutratein® may have potential applications as a food ingredient also. See "Description of the Business". In order to market Puratein® canola protein isolate and Supertein® canola protein isolate as a food ingredient, approvals must be obtained from the applicable regulatory authorities in the countries currently targeted for commercialization. Initially, these countries are the United States, the countries comprising the European Union and Canada. In order to market Nutratein® canola protein isolate as a potential human food and/or animal feed ingredient, approvals must be obtained from the applicable regulatory authorities in the countries currently targeted for commercialization. Initially, the target markets are the United States and Canada.

United States

Puratein® and Supertein®

During fiscal 2008, Burcon, in conjunction with ADM, pursued regulatory recognition for Puratein® canola protein isolate and Supertein® canola protein isolate.

A substance may be "generally recognized as safe" or "GRAS" as a food ingredient based on two principles: it is a prior sanctioned substance, meaning that it has been used in food before 1958; or it is determined to be GRAS by scientific experts based on scientific procedures. Accordingly, because canola meal (and canola protein contained therein) does not have a history of safe use in human foods, the determination that Puratein® canola protein isolate and Supertein® canola protein isolate are GRAS must be based on scientific procedures.

Scientific studies were conducted during fiscal 2008 and based on those studies, Burcon and ADM prepared a dossier of data that included scientific information about canola, how canola is grown, handled and processed, Burcon’s protein extraction process and finally, the intended uses of the proteins in foods and beverages. A panel of qualified experts in the fields of food safety, toxicology, nutritional sciences, food allergies and pediatric nutrition reviewed the dossier to which it also had input and affirmed unanimously that the proteins are safe for their intended uses. In October 2008, Burcon’s Puratein® canola protein isolate and Supertein® canola protein isolate achieved self-affirmed GRAS status.

Substances that are GRAS under conditions of their intended use are exempted from the usual Federal Food, Drug, and Cosmetic Act ("FFDCA") food additive tolerance requirements.

For a substance to be GRAS, the scientific data and information about the use of the substance must be widely known and there is a consensus among qualified experts that the data and information establish that the substance is safe under the conditions of its intended use.

When a use of a substance does not qualify for the GRAS exemption, then the substance is considered to be a food additive under the FFDCA. Use of the substance is subject to the premarket approval mandated by the FFDCA. For a food additive, privately held data and information about the use of a substance are sent by the proponent to the FDA, which evaluates the data and information to determine whether the data and information establishes that the substance is safe under the conditions of its intended use. If found unsafe, the FDA may take enforcement action to stop distribution of the food substance and foods containing it on the grounds that such foods are or contain an unlawful food additive.

A GRAS designation typically exists in one of three forms:

1.

Self-affirmed. The manufacturer of the substance has performed all necessary research, including the formation of an expert panel to review safety concerns, and is prepared to use these findings to defend its product's GRAS status.

2.	FDA-pending. The manufacturer has performed all the aforementioned due diligence, and submitted to the FDA for GRAS approval.

3.	No comment. The FDA has reviewed a product's GRAS notification claim and responded with "no comment"; i.e., no further challenges on the product's GRAS status.

To enhance consumer acceptance of Puratein® canola protein isolate and Supertein® canola protein isolate, Burcon and ADM chose to pursue GRAS notification for Puratein® canola protein isolate and Supertein® canola protein isolate. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS.

During fiscal 2010, Burcon’s scientists collaborated with ADM in the preparation and review of the manuscripts for the publication of the toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process. On August 20, 2009 and November 3, 2009, Burcon announced the publication of the Puratein® and Supertein® toxicology studies, respectively, in peer-reviewed journals. The publication of these scientific studies forms a significant part of the GRAS notification process.

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the FDA proposed regulation 62FR 18938, having determined, based on a review of the data referenced in the notification, that Burcon’s Puratein® canola protein isolate and Supertein® canola protein isolate are GRAS for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act (the “GRAS Notification”). In response to comments from the FDA, Burcon modified and resubmitted the GRAS Notification in February 2010. In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS Notification.

After the FDA acknowledges receipt of the GRAS notice, it then evaluates whether the submitted notice provides a sufficient basis for the GRAS determination and whether information in the notice or otherwise available to the FDA, raises issues that lead the FDA to question whether use of the substance is GRAS. Following the evaluation and within 180 days, the FDA responds in one of 3 ways:

1.	the FDA does not question the basis for the notifier's GRAS determination;

2.

the FDA concludes that the notice does not provide a sufficient basis for a GRAS determination (for example, the notice does not include appropriate data and information, or because the available data and information raise questions about safety of the notified substance); or

3.	the FDA has, at the notifier's request, ceased to evaluate the GRAS notice.

A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission.

On August 30, 2010, Burcon announced that the U.S. Food and Drug Administration issued a no objection letter with respect to Puratein® and Supertein® canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein® are Generally Recognized as Safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars.

Nutratein®

Human Food

Burcon’s Nutratein® canola protein extraction process allows for the production of a canola protein that is rich in both of the two major storage proteins found in canola: napin and cruciferin. Nutratein® is a blended canola protein isolate that consists of the napin-rich protein fraction (Supertein®) and the cruciferin-rich protein fraction (Puratein®) of canola.

The FDA has issued a no objection letter with respect to Puratein® and Supertein® canola protein isolates. This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein® are GRAS for their intended uses in human food.

Burcon management believes that a substantial equivalence claim, based on the similarities to Puratein® and Supertein® canola protein isolates, can be made in regard to Nutratein® canola protein isolate being Generally Recognized as Safe (GRAS) for its intended uses in human food applications. In order to obtain a substantial equivalence claim, Burcon is required to submit to the FDA a summary of its scientific and regulatory assessment of the food in the form of a New Protein Consultation (NPC) document. The summary will include information regarding Nutratein® such as protein characterization, compositional analysis, protein uses and levels of intake and the applicant’s conclusion on the safety and nutritional assessment of the protein.

Following the submission, the FDA responds to the applicant by letter indicating one of the following:

1.	the FDA does not question the basis for the applicant’s determination that the product is not materially different in any respect relevant to food safety from other canola protein isolate varieties;

2.	the FDA requires additional information on this protein product in order to determine a safety conclusion; or

3.	the FDA has, at the applicant’s request, ceased to evaluate the NPC.

Animal Feed

Nutratein® canola protein isolate is a nutritional and functional protein ingredient that offers a compelling alternative source of protein for animal feed manufacturers. Animal feed, and in particular, high-valued feed replacers are currently dominated by the use of high-cost whey protein concentrates (“WPC”). Burcon’s Nutratein® canola protein isolate has the nutritional value that could compete with WPC.

Although Nutratein® canola protein isolate is extracted from canola meal which is currently being used as a protein ingredient in livestock feed, regulatory approvals for Nutratein® as a novel feed ingredient will still be required.

The regulatory approval process in the United States for Nutratein® canola protein isolate as an animal feed ingredient requires a submission of a GRAS Notification to the FDA’s Center for Veterinary Medicine (“CVM”), Division of Animal Feeds, indicating scientific evidence of Nutratein®’s safe and intended uses in animal feed. The regulatory process is similar to the GRAS Notification process for Burcon’s Puratein® and Supertein® canola protein isolates. A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission.

The CVM regulates the manufacture and distribution of food additives and drugs that will be given to animals. These include animals from which human foods are derived, as well as food additives and drugs for pet (or companion) animals.

Europe

Puratein® and Supertein®

Where a new ingredient has not been used to a significant degree in human food in the EU market prior to May 1997, the ingredient is regarded as a novel food ingredient and would be regulated under the 1997 Regulation (EC) No 258/97 concerning Novel Foods and Novel Food Ingredients.

Food supplement products are marketed in Europe as foodstuffs or medicines depending on the indication of the product. A "foodstuff" is defined as any substance or product, whether processed, partially processed or unprocessed, intended to be ingested by humans. The use of Puratein® canola protein isolate and Supertein® canola protein isolate in pill or powder form for use in supplement type products (e.g. energy bars and drinks) would categorize the ingredients as a foodstuff in Europe, provided that no health related claims were declared.

According to the EU novel food regulations, a novel food application must contain a general description of the novel food, including technical data and categorization. The application should outline the rationale justifying that Puratein® canola protein isolate and Supertein® canola protein isolate is in fact "novel" as prescribed under the regulations. The EU has formulated a Scientific Committee for Food which evaluates various classes and subclasses of novel foods. Puratein® canola protein isolate and Supertein® canola protein isolate fall under two subclasses depending on whether it was obtained from genetically or non-genetically modified canola meal.

The European Commission has revised its novel food approval process, where approval in one member state is valid in all member states unless an objection is raised. Previously, approval from all member states was required that resulted in a processing time of more than three years. Following a no-objection response from the member states, the novel food ingredient can be marketed in all EU countries. Burcon will therefore be required to meet all requirements prescribed under the EU’s novel foods regulation for marketing Puratein® canola protein isolate and Supertein® canola protein isolate.

Canada

Puratein®, Supertein® & Nutratein®

The manufacture and sale of Puratein®, Supertein® and Nutratein® canola protein isolates is subject to compliance with regulatory regimes in Canada that require a manufacturer to demonstrate a product’s safety as a food.

These activities are governed by the federal Food and Drugs Act and Regulations, which are administered by the Food Directorate, Health Products and Food Branch of Health Canada, a Canadian government agency. The Food and Drug Regulations require a manufacturer to notify the Food Directorate in writing of its intention to sell or advertise for sale of a novel food.

In Canada, each of Puratein®, Supertein® and Nutratein® canola protein isolate is considered a “novel food”, meaning a food that does not have a history of safe use in humans or that has been manufactured by a process that has not been previously applied to it and which causes it to undergo a major change.

The regulatory pathway to product acceptance requires a submission of a Safety Assessment Data Package to Health Canada that includes details such as novel extraction process, nutritional, toxicology and allergenicity considerations. The package must also include specific information on the novel food’s intended use and directions for its preparation, as well as the text of all labels to be used in connection with the novel food.

The steps toward obtaining approval as a novel food include the following:

•	preliminary consultation and meetings with Health Canada officials to review the characteristics and make-up of the product and obtain guidance on the Safety Assessment Data Package;

•	toxicology tests conducted by recognized research and testing facilities to provide evidence of the safety of the product; and

•

submission to Health Canada Food Directorate of a Novel Food Notification that includes a description of the product, its development and intended uses; details of the procedures for manufacturing; packaging and storing the product; information regarded expected levels of consumption; and results of the toxicology tests;

•	safety assessment of the novel food by the relevant bureau of the Food Directorate and presented to the Food Rulings Committee for consideration; and

•	Health Canada issues a no objection letter to the sale of novel food product as human food in Canada as specified in the notification.

Review of the Novel Food Notification by Health Canada will determine whether the toxicology test information is sufficient to establish safety of the product or whether any additional testing is required. During fiscal 2011, Burcon investigated the process for approval of Puratein® canola protein isolate and Supertein® canola protein isolate as novel foods in Canada. Until Burcon has secured a strategic partner for Puratein®, Supertein® and Nutratein®, Burcon does not intend to pursue regulatory approval as a food ingredient for these canola proteins in Canada. However, there is no assurance that Health Canada will approve the product or will not require further testing.

Nutratein®

Animal Feed

In accordance with the federal Feeds Act and Regulations, an application for a novel feed ingredient such as Nutratein® canola protein isolate is submitted to the Canadian Food Inspection Agency (“CFIA”), Animal Feed Division which approves feed ingredients and registers feed products in order to verify that feeds meet:

•	standards for safety and usefulness, and

•	regulatory requirements for labelling, prior to importation, manufacture or being offered for sale to livestock producers and other customers.

The safety and efficacy evaluations are conducted by staff of the Animal Feed Division. The review of a submission to register a novel feed or ingredient involves a complete assessment of product safety (to livestock, workers, food and the environment), a review of data supporting the intended purpose of the product, an assessment of the product's compliance with regulatory standards and a review of the label for compliance with the Feeds Regulations.

Estimated Timelines

Obtaining "novel food" status in Europe and Canada for Puratein® and Supertein® could take between 1 1/2 and 2 1/2 years. The entire process for obtaining a GRAS substantially equivalent status for Nutratein® canola protein isolate in the United States – from submission to receiving a no objection letter – could take between one to two years. These estimates are based on the assumption that there are no major issues raised by the applicable regulatory authorities. See "Risk Factors". Burcon’s Supertein® and Puratein® canola protein isolates have now been GRAS-notified in the United States. Burcon has determined that it will postpone the process for pursuing regulatory approval of Puratein® and Supertein® in Canada and Europe and Nutratein® in the United States and Canada until Burcon has secured a strategic partner for these products and the terms of a strategic alliance have been determined with a strategic partner.

Risk Factors

Patents and Proprietary Rights

Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this AIF, Burcon has been granted a total of 188 patents in various countries including patents covering composition of matter and a number of key processes for producing and using Burcon’s soy, canola and flax protein products as functional food and beverage ingredients. Of those patents, 59 have been granted in the United States. Countries in which Burcon holds issued patents or has filed patent applications are: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States. Currently, Burcon has over 375 patent applications that are being reviewed by the patent offices in those countries.

The patent positions of food processing and manufacturing businesses, including Burcon’s, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that any of Burcon’s pending patent applications will result in the issuance of patents, that Burcon will develop additional proprietary products that are patentable, that any patents issued to Burcon will provide it with adequate protection or any competitive advantages, that such patents will not be successfully challenged by any third parties or that the patents of others will not impede Burcon’s ability to commercialize its technology. Furthermore, there can be no assurance that others will not independently develop products or technologies similar to Burcon’s or, if patents are issued to Burcon, design around any patented products developed by Burcon.

Publication of discoveries in the scientific or patent literature often lag behind actual discoveries. As a consequence, Burcon cannot be certain that it was the first creator of inventions covered by issued patents or pending patent applications or that it was the first to file patent applications for such inventions. Moreover, Burcon might have to participate in interference proceedings declared by the United States Patent and Trademark Office or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. An unfavourable outcome in an interference or opposition proceeding could preclude Burcon from selling products using the technology or require Burcon to obtain license rights from prevailing third parties. There is no guarantee that any prevailing party would offer Burcon a license or that Burcon could acquire any license made available to it on commercially acceptable terms. There can be no assurance that the patents that Burcon has received or may be able to obtain in the future would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Part of Burcon’s intellectual property is in the form of trade secrets and knowhow and may not be protected by patents. There can be no assurance that Burcon will be able to protect its trade secrets. To help protect Burcon’s rights, Burcon requires its employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for Burcon’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Protection of Intellectual Property is Expensive

Burcon’s future success and competitive position depends in part on its ability to obtain and maintain certain proprietary intellectual property rights used in its principal product candidates. Any such success may be achieved in part by prosecuting claims against others who it believes are infringing its rights and by defending claims of intellectual property infringement brought by its competitors and others. Burcon’s involvement in any such intellectual property litigation could result in significant expense incurred by Burcon, adversely affecting the development of product candidates or sales of such challenged product or intellectual property and diversion of efforts of Burcon’s technical and management personnel, whether or not such litigation is resolved in Burcon’s favour. Some of Burcon’s competitors may be able to sustain the costs of complex patent litigation more effectively than Burcon because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Burcon’s ability to continue its operations. In the event of an adverse outcome as a defendant in any such litigation, Burcon may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

•	expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

No assurance can be provided that Burcon would be successful in such development or in the acquisition of non-infringing technology or that such licenses for such infringing technology would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on Burcon’s business and financial results. If Burcon does not obtain such licenses, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

Should third parties file patent applications, or be issued patents claiming technology also claimed by Burcon in pending applications, Burcon may be required to participate in interference proceedings with the United States Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to Burcon even if the eventual outcome were favourable to Burcon.

In an effort to conserve cash resources, Burcon decided to abandon certain non-core canola patents and canola patent applications during fiscal year 2014 which it deemed to be non-essential or redundant for the purposes of achieving its strategic objectives.

The Timeline for Development and Commercialization of New Food Products Can Be Long

Burcon acquired the initial canola protein extraction technology from Burcon-MB in October 1999. Since then, it has conducted research and development on a number of plant proteins. On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein. However, Burcon has not commercialized any of its other products, and accordingly, has not begun to market or generate significant revenues from the commercialization of these products. There can be no assurance that any of its products will: meet applicable food regulatory standards; obtain required regulatory approvals in countries where such approvals have yet to be sought; be capable of being produced in commercial quantities at reasonable costs; or be successfully marketed; or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Although Burcon is in discussions with certain potential partners for Peazazz® pea protein, no strategic alliance has yet been formed. Burcon must secure a strategic partner for its canola protein isolates. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Even if Burcon commercializes a product or products, its business strategy may not be successful.

Burcon Has a History of Net Losses and Negative Operating Cash Flow and May Never Achieve Profitability

Burcon has accumulated net losses of approximately $71.0 million from its date of incorporation through March 31, 2015. On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. However, Burcon has reported minimal royalty revenue during fiscal 2013 to 2015. Although Burcon expects to receive royalty payments from ADM pursuant to the License and Production Agreement, the magnitude of future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects its accumulated net losses will increase as it continues to commercialize its products, its research and development and its product application trials. Burcon expects to continue to incur substantial losses for the foreseeable future. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.

Burcon’s ability to achieve and maintain profitability will depend on, among other things, the market's acceptance of any of its products that receive regulatory approval. The commercial success of any of Burcon’s products will depend on whether:

•	they receive public and industry acceptance as a food ingredient and dietary supplement; and

•	they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing which adequately exceeds Burcon’s production (or business) costs.

Market Conditions

Burcon completed a rights offering of its common shares in April 2014 and 2015. Although Burcon has sufficient funds to operate until July, 2016, it may need to raise capital in the near future in order to meet its business objectives. Although global financial markets have been in recovery, the inherent risk in investing in early stage companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

Financing Requirements

Since acquiring Burcon-MB on October 8, 1999, Burcon has raised gross proceeds of approximately $65.9 million from the sale or issuance of equity securities. Developing Burcon’s products and conducting product application trials is capital intensive. As at the March 31, 2015 balance sheet date, Burcon had $3.7 million in cash and cash equivalents and short term investments. Including the net proceeds of $3.35 million from the rights offering that completed on April 30, 2015, management estimates that these cash resources are sufficient to continue the current level of operations until July, 2016. Therefore, Burcon may need to raise additional capital to fund its objectives and operations. Additional financing may not be available on acceptable terms, if at all. If Burcon raises funds by issuing more equity securities, holders of common shares will experience dilution. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials. Burcon may also be forced to license technologies to others that it would prefer to develop internally.

Product and Market Related Risks

The long-term success of Puratein®, Supertein® and Nutratein® canola protein isolates, CLARISOY™ soy protein and Peazazz® pea protein hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications. Burcon has not yet secured a strategic partner for its technology for producing Puratein®, Supertein® and Nutratein® canola protein isolates or Peazazz® pea protein. If Burcon is unable to secure a strategic partner to assist in establishing credibility, market acceptance of and the commercialization of its products may be delayed or unsuccessful. The commercial products manufactured using Burcon’s protein and extraction technologies must exhibit certain functional and nutritional characteristics to garner any market share in the industries that are targeted. There can be no assurance that Burcon’s products will meet industry standards. Even though Puratein® , Supertein® and Nutratein® canola protein isolates, CLARISOY™ soy protein and Peazazz® pea protein may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame. Burcon’s products have only been produced in small scale batches, and the majority of food or feed ingredient manufacturers will require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization. Without this capability, market acceptance of Puratein®, Supertein®, and Nutratein® canola protein isolates, and Peazazz® pea protein may be delayed.

There are many large companies in the marketplace that manufacture and produce mature and well-known protein ingredients that have been used for many years. These companies also possess far greater financial, marketing and human resources than Burcon. Products such as dried egg white and soy protein isolate have been used in the food processing industry for years with successful results. These protein ingredients are proven to be functional, technologically sound, readily available and reliable. Burcon recognizes that it must devote resources and energy over a long period of time to develop these markets as they tend to be quite conservative. Food companies rely on taste, appearance and health appeal to sell their products and they are unlikely to accept even a lower priced product without comparable or superior functionality. Major companies in the food processing industry have invested hundreds of millions of dollars in brand and product development and will avoid ingredients or processes that may be of questionable or unproven benefit.

Consumer Acceptance

There is a continuing public issue regarding food products derived from genetically modified organisms ("GMOs"). Genetic modification, where a plant’s genetic makeup is altered by insertion, deletion or reversal of genes, often from an entirely different organism, should not be confused with traditional plant breeding techniques which have been used for generations to selectively breed plants with desirable traits. In fact, canola is a variation of rapeseed developed by Canadian plant breeders using traditional techniques.

The GMO debate centres on the issue of whether food products derived from GMOs pose potential health risks to consumers and/or the environment. Burcon’s processes for extracting a protein isolate from canola meal and soy are equally effective with starting materials from either GM or non-GM sources and can also utilize oilseed meals other than canola or soy. Therefore, if Burcon chooses to use starting materials from a GMO source, the resultant protein isolate may be less acceptable to some consumers.

Government Regulatory Approval

The approval, manufacture and sale of food ingredients in Canada, the United States and Europe, such as Burcon’s products, are governed by regulatory regimes in those countries which require a manufacturer to be able to demonstrate a product’s safety. In order to obtain approval to market a product, a manufacturer may be required to undertake controlled research and testing, which will be subject to government review and approval. There is a risk that government approval may not be received in a timely fashion or at all. See “Obtaining Regulatory Approval for Marketing Puratein®, Supertein® and Nutratein®”.

Rapid Technological Change

The food processing industry is subject to rapid and substantial technological change. There can be no assurance that developments by others will not render Burcon’s products or technology non-competitive or that Burcon will be able to keep pace with technological developments.

Significant Competition

Technological competition among food industry participants is intense and is expected to increase. Many competitors and potential competitors of Burcon have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon. Other companies may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in developing products that are more effective than those proposed to be developed by Burcon. While Burcon will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Burcon’s technology or products obsolete or non-competitive.

Lack of Commercial Manufacturing Experience

Burcon has not yet manufactured any products in substantial quantity. To be successful, Burcon’s products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable cost. In order to manufacture its products in commercial quantities, if it elects to do so, Burcon will need to develop its own manufacturing facilities or contract with third parties to manufacture its products. Developing its own commercial scale manufacturing facilities will require Burcon to raise substantial funds and to retain additional management and technical personnel who have manufacturing experience. No assurance can be given that Burcon will be able to make the transition to commercial production.

Ability to Hire and Retain Key Personnel

Burcon is highly dependent on its senior management and scientific and technical personnel. The competition for qualified personnel in the food industry is intense, and Burcon relies heavily on its ability to attract and retain qualified managerial, scientific and technical personnel. In addition, Burcon’s ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that Burcon will be able to attract and retain skilled and experienced personnel.

Reliance on Key Personnel

Burcon is dependent on certain members of its management and the loss of the services of one or more of these individuals could adversely affect the Company. Neither Burcon nor Burcon-MB has purchased key man insurance on behalf of any member of Burcon’s and/or Burcon-MB’s senior management.

Product Liability

Food products involve an inherent risk of product liability claims and associated adverse publicity. There can be no assurance that Burcon will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Burcon’s potential products.

DIVIDEND RECORD AND POLICY

There are no restrictions that could prevent Burcon from paying dividends provided that Burcon has retained earnings from which such dividends can be paid. Burcon has not declared any dividends on its Common Shares. The Company’s directors have determined that dividends will not be paid until a number of years after it receives revenues from the commercial production of its products, and will only be paid if the directors believe that to do so would be in the best interests of the Company and its shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Burcon consists of an unlimited number of Common Shares without par value. Each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder at meetings of shareholders. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary or any other distribution of its assets among its shareholders, the holders of Common shares will be entitled to receive the remaining property or assets of the Company available for distribution pro rata, in proportion to the number of Common Shares held. As at June 23, 2015, 35,697,013 Common Shares were issued and outstanding. In addition, the Company has 2 ,512,167 outstanding incentive options to purchase Common Shares. The Company also has outstanding warrants to purchase up to 235,880 Common Shares issued to certain guarantors pursuant to the rights offering completed in April 2014 and warrants to purchase up to 388,011 Common Shares issuable to certain guarantors pursuant to the rights offering completed in April 2015, the issuance of which is subject to shareholder approval at Burcon's next annual meeting expected to be held in September 2015.

MARKET FOR SECURITIES

The Common Shares have been listed and trade on the TSX under the symbol "BU" since June 18, 2009 and NASDAQ since October 27, 2011. Prior to their listing on the TSX, the Common Shares were listed and traded on the TSXV under the symbol “BU”. The following table sets forth, for the periods indicated, the reported high and low prices and total volume of trading of the Common Shares on the TSX:

Calendar Period	High	Low	Total Volume
April 2014	$4.77	$3.82	324,838
May 2014	$4.37	$3.47	215,192

Calendar Period	High	Low	Total Volume
June 2014	$4.26	$3.37	355,829
July 2014	$4.22	$3.84	218,823
August 2014	$4.34	$3.78	284,125
September 2014	$4.01	$3.20	179,898
October 2014	$3.26	$2.30	356,905
November 2014	$3.37	$2.35	402,659
December 2014	$2.82	$2.39	288,512
January 2015	$3.58	$2.63	410,636
February 2015	$3.30	$2.83	432,450
March 2015	$3.31	$2.76	324,731

Source: TMXmoney.com

PRIOR SALES

During the fiscal year ended March 31, 2015, the Company issued the following common shares:

Number of common shares	Issue Price per common share	Date of Issue	Description of Issuance
1,860,276	$2.82	April 2, 2014	Common shares issued pursuant to a rights offering circular dated February 7, 2014.
660,000	US$2.50	January 22, 2015	Common shares issued pursuant to a non- brokered private placement.

The following securities convertible into common shares were issued during the fiscal year ended March 31, 2015:

Options

Number of Options	Exercise Price	Date of Issue	Description of Issuance
616,006	$2.86	November 10, 2014	Options granted pursuant to the Company’s Amended and Restated 2001 Share Option Plan.

Warrants

Number of Warrants	Exercise Price	Date of Issue	Description of Issuance
232,534*	$2.82	April 2, 2014	Compensation warrants issued to certain guarantors for the standby commitment provided pursuant to the rights offering circular dated February 7, 2014.

* The number of warrants was adjusted to 235,880 effective as of April 2, 2015 pursuant to the terms of the warrant certificate between the Company and each of ITC, E-Concept and I-Global, which provide for adjustment upon the occurrence of certain events, including future rights offerings by the Company. The warrants were adjusted on the closing of the 2015 Rights Offering which completed on April 30, 2015 as described above.

     DIRECTORS AND OFFICERS

Directors and Officers

The following chart sets out the name, province or state and country of residence of each director and officer of the Company, each such person’s principal occupation during the past five years, the period of time each has served as a director or officer of the Company and the Common Shares beneficially owned or controlled by each of them as at the date of this AIF. A biography of each director and officer, which includes a five year history of employment, follows under "Biographies of Directors and Officers". The term of office of each director will expire at the conclusion of the Company’s next annual meeting.

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held

Allan Yap,	Chairman and Chief	Since	1,484,261	220,000
Chairman of the	Executive Officer of	November 3,
Board, Chief	Burcon	1998
Executive Officer
and Director,
Hong Kong,
China

Johann F.	President and Chief	From	344,988	260,554
Tergesen,	Operating Officer of	November 3,
President, Chief	Burcon	1998 to
Operating Officer		September 12,
British Columbia,		2012
Canada

Rosanna Chau,	Deputy Chairman and	Since	448,634	100,000
Director,	Managing Director of	November 3,
Hong Kong,	ITC Corporation	1998
China	Limited (investment
	holding)
David Lorne John	Director, Li Ka Shing	Since	13,712**	120,000
Tyrrell,	Institute of Virology,	December 1,
Director,	University of Alberta	2009
Alberta, Canada	since April 2010;
	Distinguished
	University Professor
	since 2010; Glaxo
	SmithKline Chair in
	Virology, Department
	of Medical
	Microbiology and
	Immunology,
	University of Alberta
	since 2004; Chief
	Scientific Officer of

____________________

** 1,535 of these Shares are held by Kathleen Tyrrell (daughter) and 2,555 of these Shares are held by spouse, Lee Ann Tyrrell.

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held

	KMT (biotechnology
	company in
	Edmonton) since 2004;
	Distinguished
	Professor of Medical
	Microbiology &
	Immunology,
	University of Alberta
	since 1982

Alan Chan,	Executive director of	Since April 20,	NIL	145,000
Director,	ITC Properties Group	2010
Hong Kong,	Ltd. (property
China	development and
	investment) since
	March 2010 and ITC
	Corporation Limited
	(investing holding)
	since March 2009;
	Alternate (non-
	executive) director to
	Dr. Chan Kwok
	Keung, Charles of PYI
	Corporation Limited
	from July 2010 to
	September 2014;
	Executive director of
	PYI Corporation
	Limited since
	November 2011

Matthew Hall,	Non-executive	Since July 12,	2,213	120,000
Director,	director of Agrifoods	2011
British Columbia,	International Co-
Canada	operative since March
	2014; Director of
	Happy Planet Foods,
	Inc. (natural food and juice company) since

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held

	October 2013; Director
	of Earth’s Own Food
	Company Inc. (non-
	dairy beverages
	company) since
	October 2013;
	Executive in
	Residence and
	member of Advisory
	Board, University of
	Victoria Peter B.
	Gustavson School of
	Business since May
	2011; Associate,
	Goodbrand
	(Management
	Consultancy) since
	May 2011; Principal
	Consultant,
	Marketing,
	Communications and
	Sales at Matt Hall and
	Associates since April
	2010

J. Douglas Gilpin,	Consultant, providing	Since	NIL	100,000
Director,	corporate governance,	September 1,
Alberta,	corporate director and	2011
Canada	business advisory
	services

Bradford Allen,	Executive Chairman,	Since June 21,	NIL	100,000
Director,	Nextvr, Inc. (software	2012
California, United	company) since
States of America	October 2014,
	Consultant, providing
	investment and
	business strategy
	advisory services

Name, Position	Principal Occupation	Period as a	Common	Options
and Municipality	During the Previous	Director of	Shares	Held
of Residence	Five Years	the Company	Held

Jade Cheng,	Chief Financial Officer	n/a	210,571	217,243
Chief Financial	and Treasurer of
Officer and	Burcon; Controller of
Treasurer,	Burcon Group Limited
British Columbia,	(investment
Canada	company); Director
and President of
Burcon Group Limited
since July 2007

Randy	Senior Vice-President,	n/a	362,008	239,554
Willardsen,	Process of Burcon;
Senior Vice-	President, Willardsen
President,	Consulting &
Process,	Engineering, Inc.
California, United	(agriculture and
States of America	biotech industries
consulting services)

Dorothy Law,	Senior Vice-President,	From	273,615	217,243
Senior Vice-	Legal of Burcon since	December
President, Legal,	September 2009;	1998 to April
Corporate	Corporate Secretary of	2010
Secretary,	Burcon since
British Columbia,	September 2000; Director,
Canada	Secretary and
Corporate Counsel of
Burcon Group Limited
(investment company)

Martin	Vice President,	n/a	84,133	157,243
Schweizer,	Technical
Vice-President, Technical Development, Manitoba, Canada	Development of Burcon since September 2009

TOTAL			3,224,135	1,996,837
SECURITIES

Committees

Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee consist of J. Douglas Gilpin, Lorne Tyrrell and Bradford Allen. The members of the corporate governance committee consist of Lorne Tyrrell, J. Douglas Gilpin and Matthew Hall. The members of the nominating and compensation committee consist of Matthew Hall, J. Douglas Gilpin and Bradford Allen.

Aggregate Ownership of Securities

As at the date of this AIF, directors and officers of Burcon as a group, beneficially owned, directly or indirectly, 3,224,135 or 9.03% of the issued and outstanding Common Shares of the Company. Directors and officers of Burcon and its subsidiaries held options to acquire an additional 1,996,837 Common Shares.

Biographies of Directors and Officers

Allan Yap – Director, Chairman and Chief Executive Officer

Dr. Yap has over 30 years of experience in finance, investment and banking and holds an Honorary Doctor of Laws degree. Dr. Yap is an executive director and the chairman of both Hanny Holdings Limited and Rosedale Hotel Holdings Limited and an alternate director of Television Broadcasts Limited, all of which are companies whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited. Dr. Yap is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States. He is also the executive chairman of Hanwell Holdings Limited and Tat Seng Packaging Group Ltd., both of which are companies whose shares are listed on the Singapore Exchange Limited.

Johann F. Tergesen – President and Chief Operating Officer

Mr. Tergesen was one of the founding shareholders of Burcon Capital Corp., which acquired B.M.W. Canola Inc. in October of 1999 and subsequently changed its name to Burcon NutraScience Corporation. Mr. Tergesen was a director of Burcon from November 3, 1998 to September 12, 2012. Prior to his role as president and C.O.O. of Burcon, Mr. Tergesen was vice president and treasurer of BurCon Properties Limited, a real estate development and ownership company with assets in excess of $3 billion. Mr. Tergesen has been with the Burcon group of companies since December of 1995. Mr. Tergesen holds a B.A. in economics from the University of Winnipeg, an M.B.A. from McGill University, and is a member of the Chartered Professional Accountants of Canada.

Rosanna Chau – Director

Ms. Chau is the Deputy Chairman and Managing Director of ITC, an investment holding company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. She is responsible for ITC’s operations and business development and has over 34 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor’s Degree in Commerce at the University of Alberta and a Master’s Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong. She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of Canada. Ms. Chau is a member of the General Committee of The Chamber of Hong Kong Listed Companies, a non-profit organization serving listed companies and other industry bodies in Hong Kong. She was a director of Oxford Properties Group Inc. from July 1995 to October 2001. Ms. Chau was a director of BurCon Properties Limited from July 1997 to May 1998.

David Lorne John Tyrrell – Director

D. Lorne Tyrrell is the Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by CIHR and Glaxo Canada, Dr. Tyrrell’s work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds more than 50 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 – 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012). Dr. Tyrrell was appointed Officer of the Order of Canada in 2002. In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta. On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame. In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.

Alan Chan – Director

Mr. Chan is an executive director of ITC, ITC Properties Group Ltd., and PYI Corporation Limited. At ITC, Mr. Chan focuses on private equity, venture capital and corporate finance transactions across countries and industries. At ITC Properties Group Limited, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects across Asia. In addition, he is the lead in developing new policies for green and sustainable practices throughout the group. Mr. Chan is the director of corporate finance at PYI Corporation Limited. Mr. Chan is also currently an advisor to BEE Inc. (Bisagni Environmental Enterprise). Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minors in Philosophy and Economics.

Matthew Hall – Director

Matthew Hall is a marketing and consumer packaged goods veteran with unique expertise in step change marketing initiatives. Mr. Hall had a 31-year career with Nestle, the world’s largest food and beverage company. As Senior Vice President of Global Marketing and Sales in Vevey, Switzerland, Mr. Hall led the successful implementation of long-term best practice changes which resulted in sustained growth and profit results for Nestle worldwide. Before returning to Canada, Mr. Hall initiated and executed organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage. He is now a Consultant with Goodbrand in London, England which is a leading advisor to several Fortune 500 companies in the area of Sustainability and Corporate Social responsibility. Mr. Hall is also the Chair of the International Board of advisors and is an Executive in Residence at the Peter B. Gustavson School of Business in Victoria B.C. Canada. Mr. Hall has been a director of Happy Planet Foods, Inc., a natural food and juice company and Earth’s Own Food Company Inc., a non-dairy beverages company, since October 2013. Based in Canada, both Happy Planet and Earth’s Own are subsidiaries of Agrifoods International Cooperative Ltd. Since March 2014, Mr. Hall been on the board of directors of Agrifoods International Cooperative, located in Alberta.

J. Douglas Gilpin – Director

Douglas Gilpin, FCA, ICD.D., retired from the partnership of KPMG LLP in 1999. In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner. He was a member of the KPMG’s National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years. Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the TSX. Mr. Gilpin has served as a director of Canada Health Infoway (“CHI”) and a director of Afexa Life Sciences Inc. (“Afexa”), the makers of COLD-FX, where he served as lead director until June 2011. He currently serves as a director of The Institute of Health Economics of Alberta (“IHE”), Alberta Innovates Technology Futures (“AITF”) and in 2012 he was appointed to the Board of the Health Quality Council of Alberta (“HQCA”). He was the chair of the governance committee and a member of the audit committee of CHI, and is the Chair of the audit committee for each of IHE, AITF and HQCA. Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta. Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D. designation from the Institute in 2011. Mr. Gilpin was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Bradford Allen - Director

Mr. Allen has over 33 years of experience in the investment, banking and securities industries. His career in private banking and investment banking includes working at major investment banks in both the institutional and private sectors in New York, Los Angeles and Hong Kong. Mr. Allen has raised private and institutional capital for companies in both the US and Hong Kong, as well as advising on mergers and acquisitions. Mr. Allen graduated with a business degree from Villanova University in 1978.

Jade Cheng – Chief Financial Officer and Treasurer

Ms. Cheng has been with the Burcon group of companies since July 1995, holding various senior financial positions, including Vice-President, Group Audit and Corporate Secretary of BurCon Properties Limited until its merger with its subsidiary, Oxford Properties Group Inc., in May 1998. Prior thereto, Ms. Cheng was a Manager with the General Practice group of the Vancouver office of Coopers & Lybrand (now PricewaterhouseCoopers LLP), Chartered Accountants. Ms. Cheng holds a Bachelor’s Degree in Economics and a Master’s Degree in Business Administration from the University of British Columbia and is a member of the Chartered Professional Accountants of Canada.

Randy Willardsen – Senior Vice-President, Process

Mr. Willardsen has over 31 years of experience in the fields of membrane filtration and food, dairy and biotechnology processes. Mr. Willardsen was the founder of Separation Technology, Inc., a leading supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications. Mr. Willardsen was also co-founder of both Inprotech Corporation, a supplier of high quality whey proteins to the U.S. market, and BioPlex Nutrition, a nutritional supplement company focused on formulated protein supplements. With BioPlex, he served as technical director, and oversaw manufacturing of all products until the company was sold in 1999. Most recently, Mr. Willardsen founded Gallo Protein, a partnership with Joseph Gallo Farms to produce highly purified whey protein isolates.

Mr. Willardsen has worked with Burcon since April of 2001, and holds a Masters degree in Food Science and Nutrition from the University of Minnesota.

Dorothy Law – Senior Vice-President, Legal and Corporate Secretary

Ms. Law was a director of Burcon from December 1998 to April 2010. Ms. Law joined the Burcon group of companies in August 1997 and acted as corporate counsel. Prior thereto, she was an associate at the law firm of Lang Michener LLP (now McMillan LLP), practising primarily in the areas of securities, corporate and commercial law. Ms. Law was called to the British Columbia Bar and admitted as a member of the Law Society of British Columbia in August 1996. Ms. Law holds a Bachelor of Laws degree and a Bachelor of Commerce degree from the University of British Columbia. Ms. Law was also admitted as a solicitor of the High Court of Hong Kong in May 1999. She is a non-practising member of the Law Society of Hong Kong.

Martin Schweizer – Vice President, Technical Development

Dr. Schweizer joined Burcon in May 2002 as a process-engineering specialist. He relocated from Nancy, France, where he earned his doctorate at the Institut National Polytechnique de Lorraine, with an emphasis on the enzymatic hydrolysis of rapeseed proteins. Prior to his Ph.D. work, Dr. Schweizer studied chemical engineering at the University of Karlsruhe, Germany, where he specialized in food process engineering and water technology. Since January 2003, Dr. Schweizer has overseen Burcon’s research and development efforts at its Winnipeg Technical Centre.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the directors or executive officers:

a)         is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

i)         was the subject of an order (as defined in National Instrument 51-102F2) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)         was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

a)         is at the date hereof, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)         has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC, a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny") by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Hanny was involved in a securities exchange offer announced in April 2005. Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code. Ms. Rosanna Chau was then a director of ITC.

Mr. J. Douglas Gilpin was a director of ViRexx Medical Corp. (“ViRexx”) until his resignation from the board of directors of ViRexx on September 14, 2008. On November 18, 2008, trading in ViRexx shares was suspended by the Alberta Securities Commission for failure to file interim unaudited financial statements, interim management discussion and analysis, and certification of interim filings for the interim period ended September 30, 2008. Similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Ontario and Quebec. On November 21, 2008, ViRexx announced that on October 16, 2008, ViRexx filed a Notice of Intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada). On December 11, 2008, ViRexx announced the granting of a court order to reorganize ViRexx and to approve the proposal in the proposal proceedings under the Bankruptcy and Insolvency Act (Canada) and the Business Corporations Act (Alberta). On December 23, 2008, ViRexx announced that in accordance with the order for reorganization in such proposal proceedings, Paladin Labs Inc. had become the sole shareholder of ViRexx and that ViRexx would be taking steps necessary to cease being a reporting issuer in Canada and the United States.

Conflicts of Interest

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC and Mr. Alan Chan is an executive director of ITC. Mr. Chan is the son of Dr. Chan Kwok Keung, Charles, who holds approximately 50.05% of the issued share capital of ITC. ITC indirectly owns, as at the date of this AIF, approximately 20.61% of the issued and outstanding shares of Burcon.

The Company rents its head office premises from and shares certain office equipment with Burcon Group Limited (“Burcon Group”), an indirect wholly-owned subsidiary of ITC. Jade Cheng and Dorothy Law, officers of the Company, are the directors of Burcon Group. During fiscal 2015, Burcon paid $70,224 (2014 – $63,721) to Burcon Group for the rental charges. In addition, administrative services are contracted through a management agreement with Burcon Group. For the year ended March 31, 2015, Burcon was charged $32,511 (2014 – $34,915) by Burcon Group for these services. From April 1, 2014 to March 31, 2015, professional services provided by Burcon to Burcon Group provided income to Burcon of $21,812 (2014 - $12,895). These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TRANSFER AGENTS AND REGISTRARS

The Company’s co-transfer agents and co-registrars for its Common Shares are Computershare Investors Services Inc. at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario and Computershare Trust Company N.A. at its principal transfer office in Denver, Colorado.

MATERIAL CONTRACTS

Burcon is a party to the following material contracts, copies of which are available on SEDAR at www.sedar.com:

Standby Commitment Agreement with ITC, E-Concept and I-Global

On March 23, 2015, Burcon entered into a standby commitment agreement with ITC, E-Concept and I-Global in connection with the 2015 Standby Commitment. See “General Development of the Business”.

License and Production Agreement with ADM

On March 4, 2011, Burcon and Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. (together referred to for this section only, as “Burcon”) entered into a license and production agreement (the “License and Production Agreement”) with ADM. Pursuant to the License and Production Agreement, Burcon has granted to ADM an exclusive, royalty-bearing, worldwide license (the “License”) to use and exploit Burcon’s soy protein technology solely to make, have made, use, market and sell soy protein products (the “Soy Products”) that use, incorporate or are derived from any Burcon technology. ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility (the “Semi-works Production Facility”) within a specified amount of time after it receives permit approval from the US Environmental Protection Agency (“EPA Approval Date”) to manufacture the Soy Products. ADM will also, within a time specified under the License and Production Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The License and Production Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the License, ADM will pay to Burcon running royalties based on the net revenue (as defined in the License and Production Agreement) in relation to the sale of the Soy Products which fall within the scope of the Burcon Technology. ADM will pay quarterly royalties (the “Pre-production Royalty”) to Burcon from the EPA Approval Date until the first bona fide arms’ length sale of Products manufactured in the Semi-works Production Facility. Once such sale in the Semi-works Production Facility occurs, ADM will pay to Burcon royalties based on a percentage of net revenue from the sale of Products (the “Semi-works Production Royalty”). If ADM expands production to Full Commercial Production the royalty rate will be reduced to a lower percentage rate (the “Full Commercial Production Royalty”). The Full Commercial Production Royalty rate will be further reduced if ADM expands production and sale into certain geographic regions or if ADM achieves a pre-defined further expanded level of production capacity. The Semi-works Production Royalty and the Full Commercial Production Royalty rates may also be reduced if the exclusive license is converted to a non-exclusive license or if certain Burcon patents do not grant within a specified time.

If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell the Soy Products on a non-exclusive basis and to grant any such rights to any other person. ADM will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use ADM Improvements (as defined in the License and Production Agreement) to make, have made, use, market or sell the Soy Products worldwide. If the license is converted to a non-exclusive license and Burcon chooses to use ADM improvements, the aggregate royalties payable by Burcon to ADM in any year will not exceed the aggregate royalties payable by ADM to Burcon in the same year.

Under the License and Production Agreement, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries. Burcon will also be responsible for defending any action in which the validity of any Burcon patent right is raised in any jurisdiction.

Royalties payable under the License will terminate on the later of the date of expiry of the last to expire of the Burcon Patent Rights (as defined in the License and Production Agreement) and twenty years from March 4, 2011.

A copy of the License and Production Agreement is available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

The Company’s consolidated financial statements for the year ended March 31, 2015 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia which govern its professional activities in British Columbia.

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its AIF certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The audit committee of Burcon is comprised of J. Douglas Gilpin, Lorne Tyrrell and Bradford Allen. Mr. Gilpin is the chair of the audit committee. All members of the audit committee are financially literate. Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements. Mr. Gilpin was an audit engagement partner in Advisory Services at KPMG LLP (chartered accountants) for 18 years until 1999. In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community and was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012. Dr. Tyrrell has served on the audit committee of the Institute of Health Economics (Alberta). He was also the Dean of the Faculty of Medicine and Dentistry of the University of Alberta from 1994 to 2004, during which time he was responsible for managing a budget of over $300 million. When Dr. Tyrrell retired from his position, the Faculty reported no debt or deficit. Mr. Allen holds a business degree and has over 33 years of investment banking and investing experience. Through this experience, he possesses the skills to read and understand financial statements that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to the raised by Burcon’s financial statements. A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. All the members of the audit committee are independent.

Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon’s external auditor were adopted by the board of directors.

Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was engaged to provide certain tax return review services during the years ended March 31, 2014 and 2013. These services were pre-approved by the audit committee.

External Auditor Service Fees

Fees billed by PricewaterhouseCoopers LLP ("PwC") to Burcon for professional services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the fiscal year ended March 31, 2015	Fees billed by auditor for the fiscal year ended March 31, 2014
Audit Fees[1]	$59,000	$64,000
Audit-Related Fees[2]	$99,000	$78,500
Tax Fees[3]	$4,500	$2,500
All Other Fees[4]	Nil	Nil
Total	$162,500	$145,000

Notes:

(1) "Audit Fees" include the aggregate fees billed by PwC relating to the respective fiscal year. Of the total Audit Fees paid, $nil (2014-$6,500) is recoverable from ITC, a company with an approximate 20.61% interest in the Company, in connection with reporting to ITC’s auditors for their annual audit.

(2) "Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are not reported under "Audit Fees". Of the $99,000, $46,000 related to the quarterly reviews of each of the Company’s interim financial statements (2014 - $45,000), $22,000 related to the services rendered in connection with the Company’s rights offering that completed on April 30, 2015 (2014 - $33,500 related to the services in connection with the Company’s rights offering completed on April 2, 2014), and $31,000 related to the services rendered to assist the Company’s planning efforts for financing options.

(3) "Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to Burcon can be found on the SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Burcon’s securities and securities authorized for issuance under equity compensation plans, is contained in Burcon’s Management Proxy Circular dated July 25, 2014 for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in Burcon’s financial statements and MD&A for its most recently completed financial year ended March 31, 2015.

GLOSSARY

In this AIF, the following terms have the meanings set forth herein:

ADM	Archer-Daniels-Midland Company

Affiliate	has the meaning set out in the Canada Business Corporations Act albumin

refers generally to any protein with water solubility, which is moderately soluble in concentrated salt solutions, and experiences heat coagulation (protein denaturation). Substances containing albumin, such as egg white, are called albuminoids

BMW	B.M.W. Canola Inc.

Board	the Board of Directors of the Company

Burcon or Company	Burcon NutraScience Corporation

Burcon-MB	Burcon Nutrascience (MB) Corp. (formerly B.M.W. Canola Inc.)

CLARISOY™	the trade-marked brand name for Burcon’s soy protein. CLARISOY™ is a trademark of ADM and is licensed to Burcon

Common Share or	a common share in the capital of the Company
Shares

E-Concept	E-Concept Limited

erucic acid	fatty acids contained in canola, but not considered essential for human growth

FAO	the Food and Agricultural Organization

FDA	the United States Food and Drug Administration

globulin

this generic term encompasses a heterogeneous series of families of proteins, with larger molecules and less soluble in pure water than albumin. Globular proteins, or spheroproteins are one of the two main protein classes, comprising "globe"-like proteins that are more or less soluble in aqueous solutions (where they form colloidal solutions)

glucosinolates	the sulphur compounds that give mustards their sharp taste

GM	genetically modified

GMO	genetically modified organism

GRAS	generally recognized as safe

I-Global	I-Global Ltd.

ITC	ITC Corporation Limited

License and Production	The License and Production Agreement dated March 4,
Agreement	2011 made among Burcon, Burcon-MB and ADM

NASDAQ	The NASDAQ Global Market

Nutratein®	the trade-marked brand name for Burcon’s blended cruciferin-rich and napin-rich canola protein isolates

PDCAAS	protein digestibility corrected amino acid score

Peazazz®	the trade-marked brand name for Burcon’s pea protein

Puratein®	the trade-marked brand name for Burcon’s cruciferin-rich canola protein isolate

Supertein®	the trade-marked brand name for Burcon’s napin-rich canola protein isolate

TSX	Toronto Stock Exchange

TSXV	TSX Venture Exchange

U.S. or United States	the United States of America

Winnipeg Technical Centre	the premises where Burcon’s research laboratory and pilot plant operations are located

SCHEDULE "A"

BURCON NUTRASCIENCE CORPORATION (“BURCON”)

AUDIT COMMITTEE CHARTER

General Functions, Authority and Role

The purpose of the audit committee is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the Board of Directors of Burcon in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal and regulatory requirements related to financial reporting, (3) the performance of Burcon’s external auditors, and (4) the performance of Burcon’s internal controls and financial reporting process.

The audit committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of Burcon, its independent legal counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee. Burcon shall provide appropriate funding, as determined by the audit committee, for payment of (i) compensation to the external auditor to prepare and issue an audit report or perform other audit, review or attest services for Burcon, (ii) compensation to any outside advisors employed by the audit committee, and (iii) ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out the audit committee’s duties.

Burcon’s independent auditor is ultimately accountable to the audit committee, who, in its capacity as a committee of Burcon’s board of directors, is directly responsible for appointing, retaining and determining the appropriate compensation of the external auditor. The audit committee must also oversee the work of the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Burcon, including resolution of disagreements between management and the external auditor regarding financial reporting. The external auditor must report directly to the audit committee. In the course of fulfilling its specific responsibilities hereunder, the audit committee must maintain free and open communication between Burcon’s external auditors, Board of Directors and Burcon management. The responsibilities of a member of the audit committee are in addition to such member’s duties as a member of the Board of Directors.

Membership

The audit committee of the board of directors of Burcon shall consist of a minimum of three directors. Members of the audit committee shall be directors appointed by the board of directors and may be removed by the board of directors at its discretion.

All members of the audit committee shall satisfy the independence and audit committee composition requirements of all applicable corporate and securities laws and stock exchange listing standards; provided, however, that one or more members may be non-independent within the meaning of all applicable regulations.

All members of the audit committee must be financially literate, i.e. have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements. At least one member shall be a financial expert.

The members of the audit committee shall elect, amongst themselves, one member to act as chairperson on an annual basis.

Responsibilities

The audit committee is responsible for:

•

reviewing Burcon’s interim and annual financial statements and management’s discussion and analysis related thereto, and all annual and interim earnings press releases before they are publicly disclosed;

•

ensuring that adequate procedures are in place for the review of Burcon's public disclosure of financial information extracted or derived from Burcon's financial statements, other than management's discussion and analysis and annual and interim earnings press releases, and periodically reviewing and updating such procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters;
•	establishing procedures for the confidential, anonymous submission by employees of Burcon of concerns regarding questionable accounting or auditing matters;
•	reviewing and approving Burcon's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of Burcon;
•	reviewing with management, Burcon’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

•	assessing risk areas and policies to manage risk;
•	overseeing the work of Burcon’s external auditors engaged for the purpose of preparing or issuing an audit report or related work;
•	ensuring Burcon’s external auditors report directly to the audit committee throughout the term of their appointment;
•

ensuring Burcon’s external auditors provide a formal written statement delineating all relationships between the external auditor and Burcon, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that Burcon’s full board of directors take, appropriate action to oversee the independence of the external auditor;

•	pre-approving all non-audit services to be provided to Burcon or Burcon’s subsidiaries by Burcon’s external auditor;
•

recommending to Burcon’s board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report (or any related work), as well as the compensation to be paid to the external auditor;

•	annually reviewing and reassessing the adequacy of this charter and recommend any proposed changes to the Board of Directors for approval;
•	reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate; and
•	providing copies of meeting of the audit committee to the Board of Directors.

The audit committee does the following main things to discharge these responsibilities:

•	meeting with management and the external auditors at least two times per year;
•	meeting separately with each of management and the external auditors several times per year as required;
•	reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;
•	reviewing carefully and acting on all internal control points raised by the auditors in correspondence with management; and
•	discussing Burcon’s compliance with tax and financial reporting rules as issues arise.